Mr. Larry L. Greene
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Gottex Multi-Alternatives Master Fund
          File No. 811-22416
          Gottex Multi-Asset Endowment Master Fund
          File No. 811-22415
          Gottex Multi-Alternatives Fund -- Class I
          File Nos. 333-166621, 811-22411
          Gottex Multi-Alternatives Fund -- Class II
          File Nos. 333-166620, 811-22414
          Gottex Multi-Asset Endowment Fund -- Class I
          File Nos. 333-166619, 811-22413
          Gottex Multi-Asset Endowment Fund -- Class II
          File Nos. 333-166618, 811-22412
          (each a "Fund" and together, the "Funds")


Dear Mr. Greene:

     On behalf of each of the aforementioned Funds, we are hereby filing this letter in response to your letter dated June 24, 2010, in which you commented on the respective registration statements (each, a "Registration Statement") filed by the Funds on Form N-2 under the Investment Company Act of 1940 ("1940 Act"), and with respect to Gottex Multi-Alternatives Fund -- Class I ("Multi Alternatives I"), Gottex Multi-Alternatives Fund -- Class II ("Multi Alternatives II"), Gottex Multi-Asset Endowment Fund -- Class I ("Multi Endowment I") and Gottex Multi-Asset Endowment Fund -- Class II ("Multi Endowment II" and, collectively with Multi Alternatives I, Multi Alternatives II and Multi Endowment I, the "Feeder Funds," and each a "Feeder Fund"), under the Securities Act of 1933 ("Securities Act") as well.

     Below, we describe the changes we have proposed to the Registration Statements in response to your letter, and in connection with our telephone conversation on July 7, 2010. Appendix A contains the revised disclosure from the Registration Statement cover page, prospectus (the "Prospectus") and statement of additional information ("SAI") addressing your comments with respect to the Funds.

     For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. As was the case with your comments, except where otherwise specifically noted, a response on a comment that is

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substantially  similar  with  respect to one or more other Funds is deemed to be made with respect to such other Funds as well, to the extent applicable. For example, responses to comments regarding rules promulgated under the Securities Act only apply to the Feeder Funds.

     Each numbered page in Appendix A corresponds to your numbered comment below (i.e., "Page 1" refers to comment 1). To the extent a response to a comment carries over onto another next page, the numbering for that page would appear after a decimal (i.e., Page "1.2" would be the second page responding to comment
1).

     Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statements.

General

1. PROVIDE THE DISCLOSURE REQUIRED BY THE NEW PROXY DISCLOSURE ENHANCEMENTS RELEASE, INCLUDING THE INFORMATION REGARDING THE BOARD'S LEADERSHIP STRUCTURE, RISK OVERSIGHT, AND THE SKILLS AND QUALIFICATIONS OF BOARD MEMBERS. SEE INVESTMENT COMPANY ACT RELEASE --- NO. 29092 (DECEMBER 16, 2009).

     Certain   disclosure   in  the  section  of  the  Statement  of  Additional
     Information entitled "Management of the Funds" already addresses the Board's expected leadership structure and risk oversight role. However, we have expanded this somewhat. Further disclosure will be added to the SAI with respect to each individual trustee's skills and qualifications following the board's initial meeting.

2. AT AN APPROPRIATE LOCATION IN THE FILING PROVIDE THE DISCLOSURE THAT MAY BE APPROPRIATE UNDER THE COMMISSION'S RECENT INTERPRETIVE RELEASE REGARDING CLIMATE CHANGE, INCLUDING REGULATORY OR PHYSICAL IMPACTS OF GLOBAL WARMING ON COMPANIES. SEE, --- SECURITIES ACT OF 1933 RELEASE NO. 9106 (DECEMBER 16, 2009).

     The requested disclosure has been added.

3. WITH RESPECT TO THE DISCUSSION SUB-CAPTIONED "ALTERNATIVE ASSET CLASS RISK - PHYSICAL COMMODITIES," CONSIDER WHETHER THE DISCLOSURE SHOULD BE REVISED IN LIGHT OF THE RECENT WEST VIRGINIA COAL MINE TRAGEDY OR THE BP OIL RIG EXPLOSION, FIRE AND MASSIVE SPILL CURRENTLY UNFOLDING IN THE GULF OF MEXICO.

     The requested disclosure has been added.

4. PLEASE STATE IN YOUR RESPONSE LETTER WHETHER FINRA WILL OR HAS REVIEWED THE PROPOSED UNDERWRITING TERMS AND ARRANGEMENTS OF THE TRANSACTION INVOLVED IN THE REGISTRATION STATEMENT.

     FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

5. PLEASE SEE THE U.S. SECURITIES AND EXCHANGE COMMISSION, A PLAIN ENGLISH HANDBOOK (1998). PLEASE REVIEW AND REVISE THE DISCLOSURE WHERE IT APPEARS
NECESSARY SO AS TO ASSURE CONFORMITY WITH THE COMMISSION'S PLAIN ENGLISH REQUIREMENTS. FOR EXAMPLE:

o REFORMAT THE DISCLOSURES APPEARING IN ALL CAPITAL LETTERS ON THE PROSPECTUS COVER AND ELSEWHERE IN THE FILING. PLEASE USE A DIFFERENT MEANS TO MAKE THE DISCLOSURE PROMINENT (E.G., BOLD).

     The requested changes have been made.

o    EXPLAIN WHAT IS MEANT BY THE TERM "SYSTEMATIC PORTFOLIO RISK MANAGEMENT,"

     We have removed the word "systematic" and now include a cross-reference to the existing disclosure with respect to the Fund's risk management activities (including portfolio risk management).

o ADD DEFINITIONS TO THE PROSPECTUS COVER PAGE THAT DEFINE "TOTAL RETURN" AND "SHORT-TERM TACTICAL OPPORTUNITIES"

     The requested changes have been made.

o    DEFINE  THE  TERM  "PORTFOLIO"  APPEARING  NUMEROUS  TIMES  IN THE  FILING,
     INCLUDING  UNDER  "PROSPECTUS  SUMMARY  -  INVESTMENT   PROGRAM,"  AND  THE
     SUB-CAPTION "PHYSICAL COMMODITIES,"

     The term "Portfolio" is defined in the first paragraph in which it is used in "Prospectus Summary - Investment Program." It refers to the assets of the Master Fund that are invested pursuant to the described investment program. Additionally, at the start of the "Principal Risk Factors" section, we clarify that, consistent with the earlier definition, references to "Portfolio" can mean, depending on the applicable context, the Master Fund directly (such as through the Macro Market Asset Allocation Overlay), or the portion of its assets allocated to a Portfolio Fund or a "Portfolio Sleeve" (which is managed by a Sub-Adviser).

o DEFINE THE TERM "ATTRACTIVE" AS USED IN DISCLOSURE INDICATING THAT THE FUND SEEKS TO GENERATE ATTRACTIVE TOTAL RETURNS,

     The investment objective of each of Multi-Alternatives I, Multi-Alternatives II and Gottex Multi-Alternatives Master Fund has been revised to: "seek maximum total return, primarily through seeking capital appreciation and/or income, consistent with an acceptable level of risk (as determined by the Adviser)."

o DEFINE THE TERM "ORDINARY OPERATING EXPENSES," AS USED IN FOOTNOTE 8 TO THE FEE TABLE,

     The requested change has been made.

o DELETE OR CLARIFY THE MEANING OF THE TERM "HIGH QUALITY EXTERNAL MANAGERS" APPEARING UNDER THE CAPTION "PROSPECTUS SUMMARY - INVESTMENT PROGRAM," AND IN DISCLOSURE APPEARING LATER,

     Per the comment, we have replaced "high quality external managers" with "a professionally selected group of external managers."

o EXPLAIN THE MEANING OF AND CLARIFY THE FOLLOWING STATEMENT APPEARING UNDER THE SUB-CAPTION "LEVERAGE & BORROWINGS RISK": "THE MASTER FUND DOES NOT GENERALLY INTEND TO BORROW MONEY DIRECTLY, EXCEPT IN CONNECTION WITH THE MACRO MARKET ASSET ALLOCATION OVERLAY AND, TO A LIMITED EXTENT, IN CONNECTION WITH CERTAIN STRATEGIES THAT MAY BE UTILIZED BY CERTAIN PORTFOLIO MANAGERS,"

     Per the comment, the language has been revised to delete the general statement and to clarify that the Master Fund may borrow money in connection with the Macro Market Asset Allocation Overlay and in connection with certain isolated strategies that may be utilized in one or more Portfolio Sleeves.

o ADD A DEFINITION TO THE PROSPECTUS COVER PAGE THAT DEFINES "MACRO MARKET ASSET ALLOCATION OVERLAY," AND

     We note that the definition of the "Macro Market Asset Allocation Overlay" encompasses a full description of a strategy which is fully disclosed (and defined) in the Prospectus Summary immediately following the Investment Program description.

     In response to the comment, we have revised the cover page to clarify the foregoing.

o    EXPLAIN, ON THE COVER, WHAT YOU MEAN BY "SEPARATE ACCOUNT."

     In response to the comment, we have deleted the term "separate account" from the Prospectus and, instead, use, where relevant, the term "Portfolio Sleeve," which is defined on the cover page to refer to the portions of the Master Fund's assets managed by Sub-Advisers.

6. ALL REGISTRANTS ARE REMINDED OF THEIR OBLIGATION TO FILE ELECTRONIC REPORTS WITH RESPECT TO THEIR FIDELITY BOND COVERAGE UNDER RULE 17G-1(G) UNDER THE 1940 ACT.

     The comment is noted.

7. EXPLAIN TO THE STAFF WHETHER THE FUNDS WILL FILE POST-EFFECTIVE AMENDMENTS IN ORDER TO SELL SECURITIES OFF THE SHELF OR WHETHER THEY PROPOSE TO FILE SUPPLEMENTS UNDER RULE 497. IF THE LATTER, ADVISE THE STAFF HOW THE LEGAL OPINION AND FINANCIAL STATEMENTS WILL BE UPDATED.

     We propose to file annual post-effective amendments to sell securities. It is not intended that securities be sold "off the shelf" using a supplement approach.

8. ALTHOUGH THE FEEDERS ARE SEPARATE REGISTRANTS, THEY SHARE THE SAME PROSPECTUS. ACCORDINGLY, ADD A STATEMENT TO THE PROSPECTUS TO THE EFFECT THAT THERE IS A POSSIBILITY THAT ONE FUND MIGHT BECOME LIABLE FOR ANY MISSTATEMENT, INACCURACY, OR INCOMPLETE DISCLOSURE IN THE PROSPECTUS CONCERNING THE OTHER FUND.

     The requested change has been made.

FACING PAGE

9. THE FACING PAGE INDICATES THAT EACH FILING WAS MADE UNDER RULE 415. EXPLAIN TO THE STAFF THE ENUMERATED PARAGRAPH OF THE RULE UPON WHICH THE FUNDS ARE RELYING TO MAKE THE OFFERINGS. IN THIS CONNECTION, INDICATE WHETHER THIS IS AN AT THE MARKET OFFERING UNDER ON RULE 415(A)(4)? IF SO, THE FUND IS RELYING ON RULE 415(A)(1)(X). CONFIRM THAT THE FUND SATISFIES THE TERMS ESTABLISHED IN THE NUVEEN AND PILGRIM NO-ACTION LETTERS, INCLUDING THE REQUIREMENT REGARDING THE $75 MILLION AVAILABLE FLOAT. SEE NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND, AVAILABLE OCTOBER 6, 2006, AND PILGRIM AMERICA PRIME RATE TRUST, AVAILABLE MAY 1, 1998.

     Per our call on July 7, 2010, the Fund will not be making at-the-market offerings pursuant to Rule 415(a)(4). Rather, the Fund seeks to conduct a continuous offering of its shares pursuant to Rule 415(a)(1)(ix). Adherence to this subsection in Rule 415 does not require the $75 million minimum float. We note that the cited no-action letters relate only to at-the-market offerings conducted pursuant to Rule 415(a)(x). We have added similar disclosure clarifying that, while the Fund will be continuously offered, shares will only be sold monthly on the day immediately following the date of determination of the Fund's net asset value.

10. THE FEE TABLE ON THE COVER DISCLOSES THE AMOUNT OF SHARES BEING REGISTERED. CONFIRM THAT SHARES TO BE USED TO FULFILL OVER-ALLOTMENTS ARE INCLUDED IN THE SHARES BEING REGISTERED.

     There will be no over-allotments in connection with the offering of shares of each Feeder Fund.

11. REMOVE THE CHECK FROM THE BOX REQUESTING EFFECTIVENESS PURSUANT TO SS.8(C).

     The requested change has been made.

12. ADD DISCLOSURE TO THE FACING PAGE TO INDICATE THAT THE BOARD OF THE MASTER HAS EXECUTED THE REGISTRATION STATEMENTS OF THE FEEDERS.

     The requested disclosure has been added.

ITEM 8 OF MULTI ALTERNATIVES MASTER FUND'S 1940 ACT ONLY FILING

13. ITEM 8 IN THE 1940 ACT ONLY FILING MADE BY THE MULTI ALTERNATIVES MASTER FUND DISCLOSES IN THE FIRST AND THIRD PARAGRAPHS, RESPECTIVELY, THAT: "THE MASTER FUND IS A CLOSED-END, NON-DIVERSIFIED, MANAGEMENT INVESTMENT COMPANY . . .." AND "THE MASTER FUND'S INVESTMENT PROGRAM COMBINES BROAD DIVERSIFICATION, SYSTEMATIC PORTFOLIO RISK MANAGEMENT, INTERNAL MANAGEMENT OF A SUBSTANTIAL PORTION OF ITS ASSETS . . ." (EMPHASIS ADDED.) RECONCILE THESE STATEMENTS. MOREOVER,

EXPLAIN THE LEGAL BASIS SUPPORTING A STRUCTURE WHERE, AS HERE, THE MASTER IS NON-DIVERSIFIED AND ITS FEEDERS ARE DIVERSIFIED.

     Thank you for the comment. Upon further consideration, all of the Funds will be described as "diversified" funds and, as such, the Funds'
     fundamental policies have been revised to add the requisite fundamental restrictions in this regard. (Risk factors relating to a "non-diversified" fund have also been deleted.) Accordingly, consistent with the Funds'
     policies, as modified, we have retained the reference to "broad diversification."

PROSPECTUS COVER

14. CONFIRM THAT THE DISCLOSURE APPEARING ON PAGE II, BEGINNING WITH THE ALL CAPS CLAUSE: "INVESTING IN SHARES OF BENEFICIAL INTEREST ...," THE PER SHARE TABLE AND THE ACCOMPANYING FOOTNOTES, WILL APPEAR ON THE OUTSIDE FRONT COVER PAGE OF THE PROSPECTUS.

     Confirmed.

15. REVISE, CONSISTENT WITH THE FORM N-2, THE PER SHARE TABLE AS FOLLOWS:

     o    DELETE THE PHRASE "INITIAL MINIMUM PURCHASE" FROM THE FIRST COLUMN,

          The requested change has been made.

     o    DELETE THE PHRASE "PER INITIAL PURCHASE" FROM THE SECOND COLUMN,

          The requested change has been made.

     o    DELETE THE THIRD COLUMN ENTIRELY, AND

          The requested change has been made.

     o WITH RESPECT TO THE SECOND COLUMN REGARDING THE MAXIMUM SALES LOAD, DISCLOSE IN THE TABLE AND DESCRIBE IN A FOOTNOTE ANY OTHER CONSIDERATION TO UNDERWRITERS (E.G., 0.75% QUARTERLY FEE TO THE DISTRIBUTOR). SEE INSTRUCTION 2, ITEM 1.1.G., OF FORM --- N-2.

          The requested disclosure has been added. Please note, we already disclose on the [cover page] the distribution fee with respect to Multi Alternatives I.

16. DISCLOSURE CAPTIONED "PROSPECTUS SUMMARY - THE OFFERING" STATES THAT THIS IS A "BEST EFFORTS" OFFERING. IF SO, ADD THE DISCLOSURE REQUIRED BY INSTRUCTION 5,
ITEM 1.1.G., OF THE FORM N-2.

     The requested disclosure has been added.

17. THE DESIGN OF THE FEEDERS AND THEIR DISCLOSURE FILINGS MAY SUGGEST TO INVESTORS THAT THE FEEDERS ARE OPEN-END FUNDS, OR TWO SEPARATE SERIES AND/OR CLASSES OF ONE FUND. FOR EXAMPLE, THE

FEEDERS HAVE THE WORDS CLASS I OR CLASS II IN THEIR NAME. EXPLAIN TO THE STAFF WHY THE NAME OF THESE FUNDS, SUGGESTING A DIFFERENT CLASS, IS NOT MISLEADING UNDER SS.35(D) OF THE 1940 ACT.

     The cover page (2nd paragraph) explicitly states that all of the Funds are "closed-end" funds. To address your comment, we have made this disclosure more prominent. Additionally, we have added the following prominent disclosure to the cover page: "Unlike open-end funds, the Funds do not provide ongoing liquidity, and investors may not be able to sell their Shares." See "Prospectus Summary - Repurchase Offers." We also note that the Feeder Funds are near-identical funds (primarily because they invest in the same Master Fund). The only difference between them is related to different distribution fees. As a result, the most transparent way to communicate this difference is to distinguish their Fund names through separate class nomenclature, which best reflects the fact that the two Funds are sold through different distribution channels (i.e., separate classes). Accordingly, the names of the Feeder Funds should not be misleading (particularly with the added disclosures (noted above)). On the contrary, we believe they more clearly depict both the commonality and slight difference between the two Feeder Funds.

     IN ADDITION, ADD DISCLOSURE TO THE COVER INDICATING CLEARLY THAT THE FUNDS ARE NOT SERIES OF A SINGLE FUND BUT RATHER, SEPARATE ENTITIES. IN THIS CONNECTION, REVISE A LATER CAPTION, "REDEMPTION AND REPURCHASE OFFERS" TO REMOVE ANY IMPRESSION THAT THE FUNDS ARE OPEN-END FUNDS.

     The requested disclosure has been added. Also, per your comment, we have modified the noted caption to delete the reference to "redemptions."

18. RECONCILE DISCLOSURE APPEARING ON THE COVER AND UNDER THE SUB-CAPTION "PROSPECTUS SUMMARY - BORROWINGS; LEVERAGE," WHICH STATE, RESPECTIVELY, THAT:
"THE MASTER FUND GENERALLY WILL NOT BORROW MONEY FOR INVESTMENT PURPOSES (I.E., LEVERAGE ITS ASSETS), NOR EFFECT SHORT SALES OF SECURITIES" AND "THE MASTER FUND IS AUTHORIZED TO BORROW MONEY FOR INVESTMENT PURPOSES (WHICH IS CURRENTLY EXPECTED TO BE DONE ONLY ON A LIMITED BASIS, E.G., IN CONNECTION WITH THE MACRO MARKET ASSET ALLOCATION OVERLAY), TO MEET REPURCHASE REQUESTS AND FOR LIQUIDITY PURPOSES."

     See response to the eighth bullet point in Comment 5 above. The requested changes have been made.

19.   REVISE  THE   DISCUSSION   THAT   CONTAINS   THE   FOLLOWING   DISCLOSURE,
"(COLLECTIVELY, 'PORTFOLIO FUND')" SO AS TO INDICATE THAT PORTFOLIO FUNDS ARE ALSO KNOWN AS "HEDGE FUNDS."

     The requested revision has been made.

20. DISCLOSURE IN THE FOURTH PARAGRAPH STATES THAT: "AS THE USE OF LEVERAGE (EITHER DIRECTLY OR THROUGH SHORT SALES OR OTHER FINANCIAL INSTRUMENTS OR STRATEGIES) IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, THE MASTER FUND'S INVESTMENT PERFORMANCE COULD BE ADVERSELY AFFECTED." EXPLAIN HOW THE MASTER FUND'S INVESTMENT PERFORMANCE IS ADVERSELY AFFECTED BY LEVERAGE EMPLOYED BY THE FEEDER.

     The Feeder Funds are not authorized to borrow money for investment purposes. Accordingly, such leverage would have no impact on the Master Fund's investment performance.

21. CONFIRM THAT THE FOLLOWING DISCLOSURE CAPTIONED "TO ALL INVESTORS" WILL APPEAR ON THE PROSPECTUS COVER: "PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

     The requested disclosure has been added.

PROSPECTUS

22. DISCLOSURE ON PAGE II INDICATES THAT FORESIDE FUND SERVICES, LLC IS THE FUND'S DISTRIBUTOR. EXPLAIN TO THE STAFF WHY THE TERM "UNDERWRITER" IS NOT USED IN THIS INSTANCE, I.E., WHY THIS ENTITY IS NOT DEEMED TO BE AN UNDERWRITER.

     We have revised the disclosure to clarify that the Distributor serves as the principal underwriter of the Funds.

23. TWO PARAGRAPHS AFTER THIS DISCUSSION THE PROSPECTUS STATES THAT: "THE CLASS I FEEDER ALSO PAYS THE DISTRIBUTOR AN ONGOING QUARTERLY DISTRIBUTION FEE AT AN ANNUALIZED RATE OF 0.75% OF THE CLASS I FEEDER'S AVERAGE NET ASSET VALUE DURING THE CALENDAR QUARTER, AS COMPENSATION FOR THE SALE AND MARKETING . . ." WHILE RULE 12B-1 UNDER THE 1940 ACT IS NOT APPLICABLE, HAS THE FUND'S BOARD FOLLOWED THE RULE AS IF IT WERE?

     It is intended that the Board of Trustees of each Feeder Fund will follow the substantive requirements of Rule 12b-1 in considering approval of the distribution fees.

24. THE SECOND PARAGRAPH FOLLOWING THIS DISCLOSURE INDICATES THAT THE FUND EXPECTS TO RECOMMEND REPURCHASE OFFERS. IN THIS CONNECTION, ADD DISCLOSURE TO THE EFFECT THAT THERE IS NO ASSURANCE THAT THE FUND WILL MAKE REPURCHASE OFFERS.

     The requested disclosure has been added.

25. DELETE THE LAST SENTENCE OF THE DISCUSSION CAPTIONED "TO ALL INVESTORS." THE FUND IS MAKING A CONTINUOUS OFFERING THAT WILL NEED TO BE UPDATED.

     The requested change has been made.

26. DISCLOSURE CAPTIONED "PROSPECTUS SUMMARY -INVESTMENT PROGRAM," REFERENCES THE FUND'S DIRECT INVESTMENTS IN PORTFOLIO ACCOUNTS. WHAT ARE THESE ACCOUNTS?

     See response to the final bullet point of Comment 5 above. The term now used is "Portfolio Sleeve" (which is explained above).

27. THE NEXT PARAGRAPH DISCUSSES THE FUND'S EXPOSURE TO ALTERNATIVE ASSET CLASSES. THE THIRD BULLET LISTS: "PRIVATE EQUITY INVESTMENTS, INCLUDING INTERESTS IN PRIVATE EQUITY OR VENTURE CAPITAL FUNDS OR PRIVATE EQUITY 'FUNDS OF FUNDS' . . ." CLARIFY WHETHER SUCH FUND'S MIGHT INCLUDE HEDGE FUNDS, I.E., FUNDS THAT DO NOT FALL UNDER THE DEFINITION OF INVESTMENT COMPANY BY VIRTUE OF SS.3(C)(1) OR SS.3(C)(7) OF THE 1940 ACT.

     The requested clarification has been made.

28. DISCLOSURE UNDER THE CAPTION "PROSPECTUS SUMMARY - MACRO MARKET ASSET ALLOCATION OVERLAY," STATES THAT: "THE MACRO MARKET ASSET ALLOCATION OVERLAY SEEKS TO ENHANCE THE PORTFOLIO'S RISK/RETURN PROFILE THROUGH ADDING OPPORTUNITIES FOR REALIZING SHORT-TERM RETURNS, AND PROVIDING ENHANCED PORTFOLIO DIVERSIFICATION." (EMPHASIS ADDED.) CLARIFY WHETHER THE UNDERLINED TERM IS BASED ON INCOME OR GAIN, OR BOTH.

     The requested clarification has been made.

29. THE NEXT SUB-CAPTION INDICATES THAT THE MASTER FUND WILL BORROW TO, AMONG OTHER REASONS, MEET REPURCHASE REQUESTS. CLARIFY WHETHER THE FUND'S SHARES ARE REDEEMABLE. THE LAST SENTENCE OF THIS PARAGRAPH STATES THAT: "THE PORTFOLIO FUNDS ALSO MAY USE LEVERAGE, AND ARE NOT SUBJECT TO THE FOREGOING LIMITS." REVISE THIS DISCLOSURE TO CLARIFY THAT THESE FUNDS ARE SUBJECT TO THE ONE THIRD LEVERAGE LIMIT OF THE 1940 ACT. FURTHER, IF ACCURATE, CLARIFY THAT EACH MASTER AND FEEDER MAY LEVERAGE UP TO ONE THIRD OF ITS ASSETS.

     We have clarified that, while the Master Funds' shares are not redeemable, the Master Funds are expected to conduct repurchase offers in a similar manner for the purpose of satisfying the Feeder Funds' repurchase requests. We have also clarified that each Fund is subject to the 1940 Act leverage limitations (although as noted in the response to Comment 20, the Feeder Funds will not be authorized to do so for investment purposes). Pursuant to our call with you on July 7, 2010, you clarified that "these funds" in your comment referred to the Master Fund and the Feeder Fund, and not the Portfolio Funds.

30. DISCLOSURE IN THE FOURTH PARAGRAPH UNDER THE CAPTION "PROSPECTUS SUMMARY - "THE ADVISER," STATES THAT: "THE ADVISER MANAGES OTHER ACCOUNTS IN ACCORDANCE WITH AN INVESTMENT STRATEGY THAT IS SUBSTANTIALLY SIMILAR TO THAT OF THE FUNDS." (EMPHASIS ADDED.) EXPLAIN WHY THESE ACCOUNTS ARE NOT DESCRIBED IN THE PROSPECTUS AS PART OF THE FUND.

     EXPLAIN WHY EACH ACCOUNT DOES NOT CONSTITUTE A SEPARATE INVESTMENT COMPANY OR SERIES.

     The disclosure has been removed. (These accounts are not being offered pursuant to the Prospectus and are not part of the Funds.)

31. DISCLOSURE CAPTIONED "PROSPECTUS SUMMARY - SUB-ADVISORY FEES," DISCUSSES THE 0.75% FEE PAID TO DUFF & PHELPS. CLARIFY WHETHER THESE ARE THE MAXIMUM FEES FOR ALL ACCOUNTS, OR WHETHER THE SUB-ADVISORY FEE MAY GO HIGHER.

     Per your comment, the disclosure has been modified to clarify that sub-advisory fees payable to other Sub-Advisers may be higher or lower, depending on the results of the arms'-length negotiations between the Adviser and the relevant Sub-Advisers.

32. THE SECOND PARAGRAPH CAPTIONED "PROSPECTUS SUMMARY - INCENTIVE FEE," DISCUSSES THE CALCULATION OF THE FEE AND INDICATES THAT THE CALCULATION OCCURS BEFORE ANY REPURCHASE OF SHARES, OR PAYMENT OF DIVIDENDS OR DISTRIBUTIONS. IF THIS MAY LESSEN THE INCENTIVE TO MAKE REPURCHASE OFFERS DURING THE YEAR, DISCLOSE THAT FACT. REVISE THE LAST PARAGRAPH OF THIS DISCUSSION TO NOTE THAT THERE IS NO PENALTY OR DEDUCTION IF THE FUND UNDER PERFORMS.

     The requested clarifications with respect to the incentive to make (or refrain from making) a repurchase offer have been made.

33. DISCLOSURE CAPTIONED "PROSPECTUS SUMMARY - SALES LOAD/DISTRIBUTION FEES," STATES THAT: "SELLING AGENTS GENERALLY WILL BE ENTITLED TO A SALES LOAD FOR DISTRIBUTING THE SHARES OF THE CLASS I FEEDER. THE SPECIFIC AMOUNT OF THE SALES LOAD PAID WITH RESPECT TO A SHAREHOLDER IS GENERALLY DEPENDENT ON THE PURCHASE PRICE PAID BY SUCH SHAREHOLDER, BUT WILL NOT EXCEED 2% OF A SHAREHOLDER'S AGGREGATE PURCHASE PRICE." EXPLAIN TO THE STAFF WHETHER A SHAREHOLDER WHO PAYS A SALES LOAD IN EFFECT PAYS A HIGHER INCENTIVE FEE THAN THOSE WHO DO NOT?

     A shareholder does not pay a higher incentive fee as a result of the existence of the sales load. This is because the incentive fee is based on the investment performance of the Fund's assets, and the sales load is deducted prior to the Fund's receipt of monies from shareholders. The sales load therefore has no effect on the investment performance of the Fund and, as a result, the incentive fee.

34. REVISE THE SECOND PARAGRAPH OF THE DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY - FUND EXPENSES," SO AS TO INDICATE THAT THE FEEDER FUNDS INDIRECTLY BEAR FEES AND EXPENSES OF PORTFOLIO FUNDS THROUGH THEIR INVESTMENT IN THE MASTER FUND.

     The requested changes have been made.

35. DISCLOSURE IN THE THIRD PARAGRAPH UNDER THIS CAPTION INDICATES THAT THE ADVISER AND EACH FEEDER FUND HAVE ENTERED INTO AN EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT. CONFIRM THE AGREEMENT HAS BEEN OR WILL BE FILED AS AN EXHIBIT. WE NOTE THAT IT IS NOT LISTED IN ITEM 25.2 OF THE FUND'S FILING ON FORM N-2.

     The agreement will be filed with a subsequent pre-effective amendment to the Registration Statement of each Feeder Fund.

36. EXPLAIN TO THE STAFF WHETHER THE UNDERLINED DISCLOSURE WHICH FOLLOWS REFERS TO THE ACQUIRED FUND FEES AND EXPENSES COVERED BY GENERAL INSTRUCTION 10 UNDER
ITEM 3.1 OF THE FORM N-2: "(INCLUDING ORGANIZATION AND OFFERING EXPENSES, AS WELL AS THE PORTION OF THE MASTER FUND'S FEES AND EXPENSES BORNE BY THE FEEDER FUND, BUT EXCLUDING ANY INCENTIVE FEES . . ." (EMPHASIS ADDED.) IF SO, THEN RECONCILE THIS POLICY WITH THE FOLLOWING SENTENCE AT THE END OF THIS PARAGRAPH WHICH SEEMS TO INDICATE THAT ACQUIRED FUND FEES AND EXPENSES CHARGED TO THE MASTER

FUND WILL BE COVERED BY THE WAIVER: "NEITHER SUB-ADVISORY FEES NOR THE FEES CHARGED TO THE MASTER FUND BY A PORTFOLIO FUND WILL BE SUBJECT TO THE EXPENSE LIMITATION AGREEMENT." (EMPHASIS ADDED.)

     Yes, the underlined disclosure refers to the acquired fund fees and expenses. In light of your comment, the sentence has been modified to clarify that acquired fund fees and expenses are excluded from the Expense Limitation Agreement. Therefore, these fees and expenses, like sub-advisory fees, are not covered by the waiver.

37. ADD DISCLOSURE TO THE SUB-CAPTION "PROSPECTUS SUMMARY - REPURCHASE OFFERS," WHICH INDICATES THAT THE ADVISER HAS A DISINCENTIVE TO RECOMMEND REPURCHASE OFFERS BECAUSE THE ADVISER'S FEE GOES DOWN.

     The requested disclosure has been added.

38. DISCLOSURE  CAPTIONED  "PROSPECTUS SUMMARY - PRINCIPAL RISK FACTORS," STATES
THAT: "BECAUSE THE MASTER FUND . . . PRIMARILY INVESTS IN COMMON STOCKS AND OTHER EQUITY SECURITIES, AND, TO A SIGNIFICANTLY LESSER EXTENT, IN BONDS AND OTHER DEBT SECURITIES . . ." (EMPHASIS ADDED.) LIST THE OTHER SECURITIES REFERRED TO BY THE HIGHLIGHTED TERM.

     The requested disclosure has been added.

39. RECONCILE THE DISCLOSURE IN THE FIRST BULLET TO THE EFFECT THAT THE MASTER FUND INVESTS PRIMARILY IN EQUITIES WITH EARLIER DISCLOSURE TO THE EFFECT THAT THE MASTER FUND INVESTS IN ALTERNATIVE ASSET CLASSES.

     In response to your comment, the disclosure has been modified to clarify the Master Fund's exposure to equity securities (primarily through its investments in Portfolio Funds).

40. THE FOURTH BULLET DISCUSSES THE FUND'S EXPOSURE TO PRIVATE EQUITY. DISCLOSE THE PERCENTAGE OF ASSETS TO BE INVESTED IN PUBLICLY TRADED EQUITY VERSUS THE FUND'S INTENDED PRIVATE INVESTMENTS. SIMILARLY, DISCLOSE THE PERCENTAGE OF THE FUND'S EXPECTED INVESTMENTS IN ILLIQUID INVESTMENTS.

     The requested disclosures have been added.

41. DISCLOSURE CAPTIONED "PROSPECTUS SUMMARY - PRINCIPAL RISK FACTORS - INVESTING IN PORTFOLIO FUNDS INVOLVES SPECIAL RISKS, INCLUDING THE FOLLOWING" INDICATES THAT THE MASTER FUND RELIES PRIMARILY ON INFORMATION PROVIDED BY PORTFOLIO MANAGERS IN VALUING ITS INVESTMENTS IN PORTFOLIO FUNDS THAT THIS CREATES A RISK THAT INACCURATE VALUATIONS COULD ADVERSELY AFFECT THE VALUE OF SHARES AND THE AMOUNTS SHAREHOLDERS RECEIVE UPON THE REPURCHASE OF SHARES, AND THAT BECAUSE OF THE TIMING OF THE RECEIPT OF PORTFOLIO INFORMATION THE MASTER FUND GENERALLY WILL NOT BE ABLE TO DETERMINE THE FAIR VALUE OF ITS INVESTMENTS IN PORTFOLIO FUNDS OR ITS NET ASSET VALUE OTHER THAN AS OF THE END OF EACH MONTH AND MAY NOT BE ABLE TO VERIFY VALUATION. IN LIGHT OF THE ABOVE, ADD DISCLOSURE THAT STATES CLEARLY THAT FUND NET ASSET VALUE AND

PERFORMANCE FEES ARE BASED ON VALUATIONS GIVEN BY HEDGE FUNDS, AND THAT THE ADVISORY FEE AND PERFORMANCE FEES ARE BASED ON SUCH INFORMATION AS WELL.

     IN THIS CONNECTION, EXPLAIN TO THE STAFF HOW THE FUND COULD MAKE CONTINUOUS OFFERINGS AT NET ASSET VALUE IF IT DOES NOT KNOW WHAT IT NET ASSET VALUE IS?

     As is the case with other existing registered funds of hedge funds, and consistent with Rule 2a-4 under the 1940 Act, the Fund's net asset value is based on valuation procedures and policies, approved in good faith by the Fund's Board (and which are described in the Fund's Prospectus under "Calculation of Net Asset Value"). Per our call with you on July 7, 2010, we have added disclosure clarifying that, while the Fund will be continuously offered, shares will only be sold as of the first day of each month based on the monthly determination of the Fund's net asset value made as of the close of the previous month.

42. SIMILARLY, ADD DISCLOSURE TO THE EIGHT BULLET UNDER THIS DISCUSSION WHICH CLEARLY EXPLAINS THAT THE MASTER, AS A SHAREHOLDER IN A HEDGE FUND, MAY BEAR THE EXPENSES OF AN INCENTIVE FEE EVEN THOUGH THE PERFORMANCE OVERALL WAS SUB-PAR.

     The requested disclosure has been added.

43. MAKE THE INDICATED CHANGE TO THE BULLET THAT BEGINS AS FOLLOWS: "INVESTMENTS IN PORTFOLIO FUNDS MAY BE OR MAY BECOME ARE --- ILLIQUID, THEIR MARKETABILITY MAY BE RESTRICTED . . ."

     The requested change has been made.

44. ADD DISCLOSURE TO THIS LIST OF RISKS TO THE EFFECT THAT IF HEDGE FUNDS HAVE LIMITED LIQUIDITY, THE ABILITY OF THE MASTER FUND TO REPURCHASE IS LIMITED AND CONSEQUENTLY THE ABILITY OF THE FEEDER FUND TO REPURCHASE YOUR SHARES IS ALSO LIMITED.

     The requested disclosure has been added.

45. DISCLOSURE UNDER THIS CAPTION DISCUSSES SIDE-POCKETS AND CONTAINS THE FOLLOWING STATEMENT: "WERE THE FUNDS TO REQUEST REDEMPTION FROM A PORTFOLIO FUND THAT DISTRIBUTED SIDE POCKET(S) TO SATISFY A PORTION OF SUCH REDEMPTION . . ." EXPLAIN WHAT IT IS THAT A FEEDER FUND SHOULD EXPECT TO BE RECEIVED UPON THE DISTRIBUTION OF A SIDE-POCKET, E.G., WILL IT RECEIVE PORTFOLIO SECURITIES OR SOME OTHER TYPE OF INTEREST IN POOLED ASSETS?

     In response to the comment, disclosure has been added to clarify the nature of the interests that could be distributed to the Funds.

46. LATER DISCLOSURE UNDER THIS CAPTION DISCUSSES THE RISKS OF INVESTING IN A MASTER/FEEDER ARRANGEMENT, INCLUDING CHANGES IN MASTER FUND POLICIES LEADING TO A WITHDRAWAL OF THE FUND'S INVESTMENT IN THE MASTER. IN THIS CONNECTION, YOU DISCLOSE THAT THE MASTER FUND WOULD NOTIFY THE FUND. STATE WHETHER FUND SHAREHOLDERS WILL ALSO BE NOTIFIED.

     The requested disclosure has been added.

47. REVISE THE FEE TABLE CONSISTENT WITH THE FOLLOWING:

     o THE INTRODUCTORY EXPLANATION TO THE FEE TABLE FOR THE FEEDERS NEEDS TO EXPLAIN THAT THE TABLE SHOWS THE COMBINED EXPENSES OF BOTH THE MASTER AND THE FEEDER,

     The requested disclosure has been added.

     o THE FEE TABLE IS SUBSTANTIALLY BLANK, AS IS CERTAIN OTHER FINANCIAL INFORMATION ELSEWHERE IN THE FILING. WE MAY HAVE COMMENTS REGARDING THAT INFORMATION UPON ITS INCLUSION IN AN AMENDMENT TO THIS REGISTRATION STATEMENT,

     Acknowledged.

     o DELETE THE SPACE FOLLOWING THE "SHAREHOLDER TRANSACTION EXPENSES" CAPTION OR ADD A SPACE FOLLOWING THE LINE ITEM IMMEDIATELY BELOW IT,

     The requested change has been made.

     o REVISE THE MANAGEMENT FEE LINE ITEM AND FOOTNOTE 2 TO COVER THE .75% SUB-ADVISORY FEES DISCUSS UNDER THE CAPTION "FEES AND EXPENSES -
          SUB-ADVISORY FEES," AS WELL AS THE INCENTIVE AND CATCH-UP FEES OTHERWISE DISCUSSED IN THE FILING,

     As discussed on our call on July 7, 2010, at this time, the Adviser cannot reasonably estimate the Fund's expected performance during its initial fiscal year. Therefore, it cannot determine whether, and to what extent, any incentive fee would be payable by the Fund. Accordingly, no Incentive Fee (and thus no catch-up fee) is reflected as part of the Total Annual Expenses. The requested change with respect to the sub-advisory fees has been made.

     o    REVISE THE INCENTIVE FEE LINE ITEM SO AS TO PRESENT THE FEE AS 5.00%,

     The requested change has been made.

     o DELETE THE LAST FULL SENTENCE OF FOOTNOTE 3, TO WIT: "THE FEES PAID BY THE FUNDS . . .,"

     The requested change has been made.

     o    EXPLAIN THE OPERATION OF THE UNDERLINED PARENTHETICAL IN THE FOLLOWING
          DISCLOSURE: "TOTAL ANNUAL EXPENSES (EXCLUDING THE INCENTIVE FEE) (8)," E.G., IS IT REFERRING TO A DIFFERENT FEE THAN THE INCENTIVE FEE LINE ITEM. (EMPHASIS ADDED.) IN THIS CONNECTION, EXPLAIN WHY THE FEE IS EXCLUDED, IS IT NOT ANTICIPATED IN THE FIRST YEAR OF OPERATIONS. FURTHER, RECONCILE THE UNDERLINED EXCLUSIONARY CLAUSE ABOVE WITH THE "NET ANNUAL EXPENSES AFTER EXPENSES LIMITATION" LINE ITEM WHICH INDICATES THAT PORTFOLIO FUND FEES AND EXPENSES ARE INCLUDED,

     As discussed on our call on July 7, 2010, we have added disclosure to Footnote 3, clarifying that the Incentive Fee is not added to the annual expense ratio because the Fund, at this time, cannot reasonably estimate its expected performance during its initial fiscal year. Therefore, it cannot determine whether, and to what extent, any Incentive Fee would be payable by the Fund. Accordingly, no Incentive Fee is reflected as part of the Total Annual Expenses. However, the applicable Incentive Fee rate is shown, which, if earned, would cause the Fund's stated expense ratio to be higher, to the extent of such earned Incentive Fee. Also, per your comment, the table has been modified to better align the indicators next to the Total Annual Expense ratio caption with the Net Expense Ratio.

     o IF THE FUND MAY ISSUE PREFERRED SECURITIES, CONFIRM THAT THE LINE ITEM RELATED TO BORROWING DOES OR WILL INCLUDE INFORMATION REGARDING THAT FORM OF LEVERAGE,

     The Fund does not intend to issue preferred securities.

     o BECAUSE WAIVED AMOUNTS MAY BE RECAPTURED, THE TERM WAIVER SHOULD BE CHANGED TO A TERM THAT MORE APPROPRIATELY DESCRIBES THE ARRANGEMENT,

     The requested change has been made.

     o MOVE THE FOOTNOTES APPEARING AFTER "TOTAL ANNUAL EXPENSES" SO AS TO FOLLOW THE EXAMPLE,

     The requested change has been made.

     o REVISE FOOTNOTE 8 TO ADD THE FOLLOWING HIGHLIGHTED DISCLOSURE AS INDICATED OR EXPLAIN WHY IT WOULD NOT BE APPROPRIATE TO DO: ". . . ADVISER HAS AGREED TO WAIVE ITS FEES, OR TO PAY OR ABSORB THE ORDINARY OPERATING EXPENSES OF THE APPLICABLE FEEDER FUND (INCLUDING . . . BUT EXCLUDING ANY INCENTIVE FEES, THE SUB-ADVISORY FEES AND PORTFOLIO FUND FEES AND EXPENSES, INTEREST, BROKERAGE COMMISSIONS AND EXTRAORDINARY EXPENSES OF THE FEEDER FUND OR MASTER FUND, AS APPLICABLE) . . .",

     The requested disclosure has been added.

     o DISCLOSURE IN THIS FOOTNOTE INDICATES THAT THE ADVISERS MAY RECAPTURE WAIVED OR REIMBURSED EXPENSES "FOR A PERIOD NOT TO EXCEED THREE YEARS FROM THE END OF THE FISCAL YEAR IN WHICH THEY WERE INCURRED . . ." EXPLAIN TO THE STAFF THE LENGTH OF THE PERIOD ESTABLISHED BY THIS PROVISION AND WHY THIS PROVISION IN YOUR VIEW IS CONSISTENT WITH STAFF POLICY REGARDING RECAPTURE OF EXPENSES,

     Per your comment and as discussed on our call on July 7, 2010, we have reduced the applicable period to not more than two years from the end of the fiscal year in which the expenses were incurred.

     o    REVISE THE LAST SENTENCE OF FOOTNOTE 8 CONSISTENT  WITH THE FOLLOWING:
          "THE  EXPENSE  LIMITATION   AGREEMENT  WILL  REMAIN  IN  EFFECT  UNTIL
          TERMINATED BY THE BOARD OF TRUSTEES OF THE FEEDER FUND, AND LASTLY

     The requested disclosure has been added.

     o THE LAST TWO EXAMPLES ARE PRESENTED "WITHOUT A SALES LOAD." EXPLAIN TO THE STAFF THE BASIS FOR PRESENTING THIS INFORMATION, ANY PRECEDENT FOR DOING SO AND WHETHER THE INFORMATION RESULTS IN A FAIR PRESENTATION OF FUND FEES.

     Per your comment, the language has been removed.

48. THE ALL CAPS PARAGRAPH APPEARING UNDER THE CAPTION "PRINCIPAL RISK FACTORS" DISCLOSES THAT: "REFERENCES TO PORTFOLIO MANAGERS INCLUDE SUB-ADVISERS OR MANAGERS OF PORTFOLIO FUNDS." LATER DISCLOSURE REFERS TO WILLIAM LANDES AS "SENIOR INVESTMENT PARTNER AND FUNDS' PORTFOLIO MANAGER." (EMPHASIS ADDED.) PLEASE REVISE THE DISCLOSURE TO AVOID CONFUSION.

     Per your comment, the requested disclosure has been modified to clarify Dr.
     Landes'  role  as  the  Adviser's   portfolio   manager  of  the  Fund,  as
     distinguished from the defined term "Portfolio Manager."

49. DISCLOSURE REGARDING THE CURRENT MARKET TURMOIL NOTES THAT: "THE TURMOIL ALSO SPREAD BEYOND THE BANKING AND FINANCIAL SERVICES INDUSTRY AND HAS BEGUN TO AFFECT OTHER SEEMINGLY UNRELATED INDUSTRIES, SUCH AS THE U.S. AUTOMOBILE INDUSTRY." REVISE THE DISCLOSURE TO REFER AS WELL TO THE CURRENT UNCERTAINTY REGARDING CERTAIN EURO ZONE COUNTRIES AND, IF DEEMED APPROPRIATE OR RELEVANT, THE RECENT INCIDENT REFERRED TO BY SOME AS THE "FLASH CRASH."

     The requested disclosure has been added.

50. DISCLOSURE SUB-CAPTIONED "PHYSICAL COMMODITIES" INDICATES THAT THE FUND MAY INVEST IN, AMONG OTHERS THINGS, PHYSICAL COMMODITIES, INCLUDING ENERGY PRODUCTS (SUCH AS CRUDE OIL, GASOLINE, HEATING OIL, NATURAL GAS, COAL. DISCLOSE THE AMOUNT OF FUND ASSETS TO BE DEVOTED TO THESE ACTIVITIES. IN THIS CONNECTION, EXPLAIN THE SIGNIFICANCE OF THE STATEMENT IN THE NEXT SUB-CAPTION TO THE AFFECT THAT PORTFOLIO FUNDS MAY HAVE "EXPOSURE" TO A WIDE VARIETY OF SUB-SECTORS, INCLUDING BUT NOT LIMITED TO OIL AND GAS EXPLORATION, OIL SERVICE, ENERGY TECHNOLOGY, POWER GENERATION AND TRANSMISSION, PIPELINES AND STORAGE, AND ALTERNATIVE OR CLEAN ENERGY.

     In light of your comment, the disclosure has been revised to clarify that the Fund will not be directly investing in physical commodities. Also, per your comment, the requested disclosure has been added.

51. REVISE THE LAST PARAGRAPH OF THE CAPTION "EXCHANGE-TRADED FUNDS" TO INDICATE THAT SUCH INVESTMENTS INVOLVE A DUPLICATION OF FEES AND EXPENSES.

     The requested disclosure has been added.

52. REVISE THE DISCUSSION CAPTIONED "IPO SECURITIES" TO INDICATE THAT IPOS AND OTHER INVESTMENT TECHNIQUES MAY HAVE A MAGNIFIED PERFORMANCE IMPACT ON A FUND WITH A SMALL ASSET BASE AND THAT ASSUMPTIONS BASED ON THAT IMPACT MAY BE UNWARRANTED.

     The requested disclosure has been added.

53. REPLACE THE FIRST SENTENCE OF THE DISCUSSION CAPTIONED "FORWARD-LOOKING STATEMENTS" WITH THE FOLLOWING SENTENCE: "THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE STATEMENT OF ADDITIONAL INFORMATION ARE EXCLUDED FROM THE SAFE HARBOR PROTECTION PROVIDED BY SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED."

     The requested change has been made.

54. UNDER THE SUB-CAPTION "LACK OF OPERATING HISTORY" IT IS DISCLOSED THAT: "IN ADDITION, THE ADVISER AND ITS PERSONNEL, INCLUDING DR. LANDES, MANAGE INVESTMENT FUNDS AND ACCOUNTS THAT HAVE INVESTMENT PROGRAMS THAT ARE SUBSTANTIALLY SIMILAR TO THE INVESTMENT PROGRAM OF THE FUNDS." IF ACCURATE, ADD DISCLOSURE TO THE EFFECT THAT SUCH PROGRAMS ARE NOT REGISTERED UNDER THE FEDERAL SECURITIES LAWS, OR SUBJECT TO THE REQUIREMENTS OF THOSE LAWS OR RELATED REQUIREMENTS OF THE INTERNAL REVENUE CODE.

     The requested disclosure has been added.

55. ADD THE INDICATED CLAUSE TO THE DISCLOSURE THAT APPEARS UNDER THE CAPTION "STRUCTURE": "UNLIKE A PRIVATE INVESTMENT FUND, HOWEVER, THE MASTER FUND (AND EACH FEEDER FUND) HAS REGISTERED UNDER THE 1940 ACT AND, WITH RESPECT TO THE FEEDER FUNDS, REGISTERED ITS SHARES UNDER THE1933 ACT TO BE ABLE TO OFFER SHARES PUBLICLY AND WITHOUT ANY LIMITATION ON THE NUMBER OF INVESTORS THAT CAN PARTICIPATE IN THE MASTER FUND'S INVESTMENT PROGRAM."

     The requested disclosure has been added.

56. REVISE THE LAST PARAGRAPH OF THE DISCUSSION CAPTIONED "MANAGEMENT OF THE FUND - THE ADVISER" TO INDICATE THAT SHAREHOLDERS WILL BE NOTIFIED WITH RESPECT TO CHANGES OF UNAFFILIATED SUB-ADVISERS OR FEES PAID TO SUCH ADVISERS.

     The requested disclosure has been added.

57. REVISE THE DISCUSSION CAPTIONED "INCENTIVE FEE" BY ADDING AN EXAMPLE CALCULATION OF THAT FEE. THE EXAMPLE SHOULD DEPICT THE FEE CALCULATION AS OF YEAR END AND FOR A FISCAL PERIOD COVERING LESS THAN A YEAR. IN THIS CONNECTION CLARIFY WHETHER THE 5% INCENTIVE FEE IS BASED ON AN ANNUALIZED RATE.

     The requested disclosures have been made.

58. DISCLOSURE CAPTIONED "DISTRIBUTION FEES" STATES THAT: "SELLING AGENTS WILL BE REQUIRED TO IMPLEMENT FUND PROCEDURES DESIGNED TO ENABLE THEM TO FORM A REASONABLE BELIEF THAT ANY

TRANSFEREES OF THE SHARES THAT ARE THEIR CLIENTS ARE QUALIFIED INVESTORS AND THAT EACH SELLING AGENT WILL AGREE TO COOPERATE IN THE EVENT OF A REGULATORY AUDIT TO DETERMINE THE QUALIFIED INVESTOR STATUS OF THE SHAREHOLDERS FOR WHOM IT HOLDS SHARES." (EMPHASIS ADDED.) IF ACCURATE, ADD THE WORD "FUND" AS INDICATED ABOVE. EXPLAIN THE MEANING OF THE SECOND UNDERLINED TERM.

     The word "Fund" is not accurate; they are not the Fund's procedures but rather the procedures of the Selling Agents that are designed to ensure the Selling Agents comply with applicable transfer and selling restrictions when offering the shares of the Fund. The phrase "and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares" has been deleted.

59. DISCLOSURE IN THE FIRST AND SECOND PARAGRAPHS UNDER THE CAPTION "DESCRIPTION OF SHARES" STATE THE FOLLOWING, RESPECTIVELY: "EACH SHARE . . . WILL BE FULLY PAID AND NON-ASSESSABLE, EXCEPT THAT THE TRUSTEES SHALL HAVE THE POWER TO CAUSE SHAREHOLDERS TO PAY EXPENSES OF THE FUND BY SETTING OFF CHARGES . . ." AND "SHAREHOLDERS DO NOT HAVE PREEMPTIVE, SUBSCRIPTION OR CONVERSION RIGHTS, AND ARE NOT LIABLE FOR FURTHER CALLS OR ASSESSMENTS." THE STATEMENTS CONFLICT AND MUST BE RECONCILED. IF, AS SUGGESTED BY THE FIRST QUOTE, THE FUNDS SHARES ARE ASSESSABLE, INDICATE WHAT PROVISION OF THE CHARTER OR BY-LAWS PROVIDES FOR THIS ASSESSMENT? IF IN YOUR VIEW, PAYMENTS, SET-OFFS, OR SHARE REDUCTIONS PURSUANT TO THIS PROVISION, DO NOT CONSTITUTE OFFERS OR SALES OF A SECURITY UNDER THE SECURITIES ACT, PURSUANT TO RULE 136 UNDER THE THAT ACT, EXPLAIN WHY NOT. EXPLAIN HOW THE FUND WILL COMPLY WITH THE SECURITIES ACT WHEN AN ASSESSMENT IS MADE, I.E., WILL THE ASSESSMENT BE REGISTERED UNDER THE SECURITIES ACT AND IF NOT WHAT EXEMPTION APPLIES, AND THE METHOD TO BE USED TO ACCOUNT FOR AN ASSESSMENT. FURTHER, EXPLAIN WHETHER IN THE EVENT OF AN ASSESSMENT RESULTING IN AN OVERSTATEMENT OF THE FUND'S NET ASSET VALUE AND OVERPAYMENT OF THE ADVISERS, THE ADVISERS WILL REFUND SUCH OVERPAYMENT.

     In response to the comment, disclosure has been added to clarify that the Trustees have the power, prior to making dividend distributions of Shares to the shareholder, to pay expenses of the Fund and, as such, shareholders are not liable for further calls or assessments with respect to the Shares they currently hold or receive pursuant to a dividend.

60. DISCLOSURE CAPTIONED "CERTAIN PROVISIONS IN THE DECLARATION OF TRUST" STATES
THAT: "TO CONVERT THE FUND TO AN OPEN-END INVESTMENT COMPANY, THE DECLARATION OF TRUST REQUIRES THE FAVORABLE VOTE OF A MAJORITY OF THE TRUSTEES THEN IN OFFICE FOLLOWED BY THE FAVORABLE VOTE OF THE HOLDERS OF NOT LESS THAN 75% OF THE OUTSTANDING SHARES, UNLESS SUCH AMENDMENT HAS BEEN APPROVED BY AT LEAST 75% OF THE TRUSTEES, IN WHICH CASE APPROVAL BY A VOTE OF 'A MAJORITY OF THE OUTSTANDING VOTING SECURITIES' (AS DEFINED IN THE 1940 ACT) WOULD BE REQUIRED." EXPLAIN TO THE STAFF HOW A VOTE BY NOT LESS THAN 75% OF THE OUTSTANDING SHARES IS CONSISTENT WITH THE VOTE REQUIRED BY SS.SS.13(A)(1) AND 2(A)(42)? WE NOTE THE RELATED DISCLOSURE IN THE NEXT PARAGRAPH, TO WIT: "THE BOARD HAS DETERMINED THAT PROVISIONS WITH RESPECT TO THE BOARD AND THE SHAREHOLDER VOTING REQUIREMENTS DESCRIBED ABOVE, WHICH VOTING REQUIREMENTS ARE GREATER THAN THE MINIMUM REQUIREMENTS UNDER DELAWARE LAW OR THE 1940 ACT, ARE IN THE BEST INTEREST OF SHAREHOLDERS GENERALLY."

     Per your comment, and following our call on July 7, 2010, we have removed the supermajority requirement and revised the disclosure accordingly.

61. DISCLOSURE CAPTIONED "AUTOMATIC REINVESTMENT PLAN" INDICATES THAT THE FUND MAY LIMIT THE EXTENT TO WHICH ANY DISTRIBUTIONS THAT ARE RETURNS OF CAPITAL MAY BE REINVESTED IN THE FUND. DISCLOSE THIS MATTER IN THE SUMMARY.

     The requested disclosure has been added.

62. APPENDIX B - GOTTEX PERFORMANCE INFORMATION APPEARS AT THE END OF THE PROSPECTUS OF MULTI ENDOWMENT I. THE APPENDIX CONTAINS PERFORMANCE INFORMATION REGARDING THE MANAGEMENT OF ANOTHER INVESTMENT VEHICLE BY THE FUND'S PORTFOLIO MANAGER, ITS ADVISER, AND ITS PERSONNEL WHICH HAD SUBSTANTIALLY THE SAME INVESTMENT PROGRAM AS THE FUND. IN THIS CONNECTION, INFORM THE STAFF AS TO THE PRECEDENT ON WHICH THIS PRESENTATION IS BASED. IDENTIFY THE PERSON OR ENTITY WHOSE MANAGEMENT RESULTED IN THE PERFORMANCE THAT IS THE SUBJECT OF THIS APPENDIX. FURTHER, REVISE THIS DISCLOSURE CONSISTENT WITH THE FOLLOWING:

     o CLARIFY THE CAPTION SO AS TO MAKE CLEAR THAT THE PERFORMANCE IS NOT THAT OF THE FUND AND TO DESCRIBE THE SOURCE OF THE PERFORMANCE,

     The requested clarification has been made.

     o DESCRIBE THE "OTHER VEHICLE," THE REGULATORY ENVIRONMENT IN WHICH IT OPERATES, AND WHETHER ITS PERFORMANCE IS BASED ON A COMPOSITE, AND IF SO, WHETHER ANY SUCH COMPOSITE IS COMPLIANT WITH CFA STANDARDS,

     The requested disclosure has been added.

     o IF ITS ACTUAL FEES AND EXPENSE ARE LOWER THAN THOSE OF THE FUND, STATE THAT THE USE OF THE FUND'S FEE AND EXPENSE STRUCTURE WOULD HAVE LOWERED THE PERFORMANCE RESULTS,

     The requested disclosure has been added.

     o    CONFIRM  THAT THE  VEHICLE  REPRESENTED  ALL  ACCOUNTS  MANAGED BY THE
          MANAGERS  REFERENCED  THEREIN  MANAGED  USING  SUBSTANTIALLY   SIMILAR
          OBJECTIVES, STRATEGIES AND POLICIES,

     The requested disclosure has been added.

     o IF OTHER THAN THE STANDARD SEC METHOD WAS USE TO CALCULATE THE PERFORMANCE, STATE THAT FACT AND EXPLAIN HOW IT WAS CALCULATED, E.G., USING GIPS,

     The requested disclosure has been added.

     o THE AVERAGE ANNUAL TOTAL RETURN SHOULD BE PRESENTED FOR ONLY THE 1, 5, AND 10 YEAR PERIOD, OR THE PERIOD SINCE INCEPTION, AND

     We note that providing monthly performance data in Prospectuses is common long-standing practice utilized by registered funds of hedge funds. Form N-2 does not require that only the 1, 5, and 10 year periods or the period since inception be presented.

     o IF PERFORMANCE IS TO BE COMPARED TO OTHER THAN A BROAD BASED INDEX, NAME THE INDEX AND WHY YOU BELIEVE IT'S APPROPRIATE.

     Once the indices have been determined, the requested disclosure will be added.

STATEMENT OF ADDITIONAL INFORMATION

63. DISCLOSE THE DIVERSIFICATION POLICIES OF THE FEEDERS AND THE MASTERS.

The requested disclosure has been added.

64. FUNDAMENTAL POLICY 2 STATES THAT THE FUND WILL NOT ISSUE SENIOR SECURITIES EXCEPT TO THE EXTENT ALLOWED BY LAW AND SEC POLICY. ADD DISCLOSURE WHICH EXPLAINS THE MEANING OF THIS STATEMENT, AND, IF DIFFERENT, THE FUND'S CURRENT POLICY REGARDING THE ISSUANCE OF SENIOR SECURITIES. IN THIS CONNECTION, INDICATE HOW MUCH ANY ONE FUND MAY BORROW THROUGH DEBT, PREFERRED OR REVERSE REPURCHASE AGREEMENTS. FURTHER, ADD DISCLOSURE WHICH INDICATES WHETHER A FEEDER FUND MAY LEVERAGE TO THE FULLEST EXTENT IN CONJUNCTION WITH A MASTER FUND THAT IS ALSO FULLY LEVERAGED?

The requested disclosure has been added.

65. DISCLOSURE UNDER THE CAPTION "MANAGEMENT OF THE FUNDS" STATES THAT: "A MEETING OF SHAREHOLDERS FOR THE PURPOSE OF ELECTING OR REMOVING ONE OR MORE TRUSTEES MAY BE CALLED (I) BY THE TRUSTEES UPON THEIR OWN VOTE, OR (II) UPON THE DEMAND OF A SHAREHOLDER OR SHAREHOLDERS OWNING SHARES REPRESENTING 10% OR MORE OF ALL VOTES ENTITLED TO BE CAST BY OUTSTANDING SHARES." PLEASE INDICATE WHETHER, IN THIS CONNECTION, THE FUND WILL RENDER ASSISTANCE TO SHAREHOLDERS AS DISCUSSED IN SS.16(C) UNDER THE 1940 ACT?

Per your comment, although the Funds are statutory trusts and not common-law trusts as discussed in Section 16(c) under the 1940 Act, disclosure concerning assistance to shareholders has been added.

66. REVISE THE TABLE CAPTION WHICH APPEARS UNDER THE CAPTION "EQUITY SECURITIES OWNED BY TRUSTEES" SO AS TO CLEARLY DESIGNATE THE TRUSTEES LISTED THEREUNDER AS EITHER INTERESTED OR INDEPENDENT AS REQUIRED BY ITEM 18, INSTRUCTION 2, TO FORM N-2.

The requested change has been made.

67. DISCLOSURE UNDER THE CAPTION "FINANCIAL STATEMENTS" STATES THAT: "EACH FUND IS NEWLY ORGANIZED AND HAS NOT YET ISSUED ANY FINANCIAL STATEMENTS. FINANCIAL STATEMENTS FOR EACH FUND'S FIRST FISCAL PERIOD WILL BE AVAILABLE IN THE FIRST SHAREHOLDER REPORT THAT THE APPLICABLE FUND ISSUES FOLLOWING THE DATE OF THIS SAI." NOTWITHSTANDING THIS STATEMENT, PROVIDE THE FINANCIAL STATEMENTS REQUIRED BY SS.14 OF THE 1940 ACT.

The requested disclosure will be provided upon completion of the seed capital audit.

PART C - SIGNATURE PAGE

68. CONFIRM THAT ALL THE INDIVIDUALS SPECIFIED IN SS.6 OF THE SECURITIES ACT HAVE EXECUTED THE REGISTRATION STATEMENTS.

The requisite persons will execute the registration statements prior to their effectiveness.

                              * * * * * * * * * * *


     We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

     Please call the undersigned at (212) 756-2131 with any questions or comments.

                                                     Sincerely yours,



                                                     George M. Silfen

                                   APPENDIX A

                             MANAGEMENT OF THE FUNDS

     The Board has overall responsibility for the management and supervision of the operations of each Fund and has approved each Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the Fund's risk management process, as well as the management, conduct and operation of the Funds' business. As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman, acting between Board meetings, regularly interacts with and receives risk management reports from senior personnel of service providers, including senior managerial and financial officers of the Adviser, the Fund's and the Adviser's Chief Compliance Officer and portfolio management personnel. The Board's Audit Committee (described more fully below) holds regularly scheduled meetings and between meetings the Audit Committee chair maintains contact with the Fund's independent registered public accounting firm and the Fund's Chief Financial Officer. The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser and the Board's own independent legal counsel regarding regulatory compliance and governance matters.

     The Board's oversight role does not make the Board a guarantor of the Fund's investments or activities.

     [[_________], serves as chairman of the Board (the "Chairman"). Although he is an "interested person" of the Fund, as defined by the 1940 Act, the Board believes that by having the Fund's principal executive officer serve as Chairman, it can more effectively conduct the regular business of the Fund and that through its regularly-scheduled executive sessions, the trustees who are not "interested persons" of the Fund, the Adviser or its affiliates (the "Independent Trustees") have an adequate opportunity to serve as an independent, effective check on management and to protect shareholders' interests. Furthermore, as summarized below, the Board has two committees performing critical functions for the Fund's governance and operations: the Audit Committee and the Nominating Committee, both of which are comprised exclusively of Independent Trustees. Although the Fund does not have a "lead" Independent Trustee, the Board believes that adequate independent leadership is present given the relatively small size of the Board [([____%] of which is represented by Independent Trustees)] and that each of the Fund's critical committees of the Board (Audit and Nominating) is chaired by an Independent Trustee.]

     The members of the Board (the "Trustees") will not contribute to the capital of any Fund in their capacity as Trustees, but may purchase shares of beneficial interest ("Shares") in a Feeder Fund, subject to the eligibility requirements described in the Prospectus.

     The identity of the Trustees of each Fund, and brief biographical information regarding each Trustee, is set forth below.

                                      1.1


------------------------------------------------------------------------------------------------------------------------
                                           Independent Trustees of Each Fund
------------------------------------------------------------------------------------------------------------------------
                                                                               Number of
                                                                               Portfolios in
                  Position(s) Term of Office and   Principal Occupation(s)     Fund Complex     Other
Name and Age      with the    Length of Time       During Past 5 Years         Overseen by      Trusteeships/Directorships
                  Funds       Served                                           Trustee          Held by Trustee
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
The address of each Independent Trustee is [__________].


------------------------------------------------------------------------------------------------------------------------
                                           Independent Trustees of Each Fund
------------------------------------------------------------------------------------------------------------------------
                                                                               Number of
                                                                               Portfolios in
                  Position(s) Term of Office and   Principal Occupation(s)     Fund Complex     Other
Name and Age      with the    Length of Time       During Past 5 Years         Overseen by      Trusteeships/Directorships
                  Funds       Served                                           Trustee          Held by Trustee
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
* "Interested person" of the Funds, as defined by the 1940 Act.  [_______] is an interested person due to
[______________].


     Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes and skills that each Trustee possesses. The Board believes that the significance of each Trustee's experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that its members satisfy this standard. Experience relevant to having this ability may be achieved through a Trustee's educational background; business, professional training or practice (e.g., accounting or law), public service or academic positions; experience from service as a board member (including the Board of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. The charter for the Nominating Committee contains certain other factors

                                      1.2
considered by the Nominating Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the Trustees are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Adviser, and also may benefit from information provided by the Fund's or the Adviser's counsel; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

                                      1.3

     ENERGY/NATURAL RESOURCE INVESTMENTS. The Portfolio may invest in publicly traded securities issued by companies involved in the energy sector, make private investments in energy-related assets or companies, trade futures in energy commodity markets, or engage in some combination of the foregoing. Portfolio Funds also may have exposure to non-energy natural resources, such as gold and other precious metals, industrial metals and agricultural commodities such as grains and timber. Energy (or related) investments may also include interests in Portfolio Funds engaged in long/short energy-related equities trading; commodity pools trading contracts on energy-related commodities, certain energy sector-focused mutual funds or ETFs; and private partnerships with illiquid, private energy-related investments in their portfolios. Such entities may be involved with, or have their investment performance tied to, a wide variety of sub-sectors, including but not limited to oil and gas exploration, oil service, energy technology, power generation and transmission, pipelines and storage, and alternative or clean energy.

     The Fund's investments in the energy/natural resources sector will be subject to the risk that prices of these securities may fluctuate widely in response to the level and volatility of commodity prices; exchange rates; import controls; domestic and global competition; environmental regulation and liability for environmental damage; mandated expenditures for safety or pollution control; the success of exploration projects; depletion of resources; tax policies; and other governmental regulation. Investments in the natural resources sector can be significantly affected by changes in the supply of or demand for various natural resources. The value of investments in the natural resources sector may be adversely affected by a change in inflation.

     Since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. Furthermore, accidents such as those involving a West Virginia coal mine and a major deep-water oil spill in the Gulf Coast, can give rise to risks of substantial losses as a result of loss or destruction of commodity reserves; damage to or destruction of property, facilities and equipment; pollution and environmental damage; and personal injury or loss of life. Any occurrence of such catastrophic events could bring about a limitation, suspension or discontinuation of the operations of companies operating in the energy/natural resources sector, as well as heightened regulation and corresponding increases in costs related to such regulation. Companies operating in this sector may not be fully insured against all risks inherent in their business operations and therefore accidents and catastrophic events could adversely affect such companies' financial conditions and ability to pay distributions to shareholders.

     Voluntary initiatives and mandatory controls have been adopted or are being discussed both in the United States and worldwide to reduce emissions of "greenhouse gases" such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas, which many scientists and policymakers believe contribute to global climate change. These measures and future measures could result in increased costs to certain companies in which the Fund (or Portfolio Funds) may invest to operate and maintain facilities and administer and manage a greenhouse gas emissions program and may reduce demand for fuels that generate greenhouse gases and that are managed or produced by companies in which the Fund (or Portfolio Funds) may invest.

                                      2.1

     In the wake of a Supreme Court decision holding that the Environmental Protection Agency ("EPA") has some legal authority to deal with climate change under the federal Clean Air Act, the EPA and the Department of Transportation jointly wrote regulations to cut gasoline use and control greenhouse gas emissions from cars and trucks. These measures, and other programs addressing greenhouse gas emissions, could reduce demand for energy or raise prices, which may adversely affect the investment performance of the Fund.

                                      2.2

     PHYSICAL COMMODITIES. The Portfolio (through Portfolio Funds or otherwise) may invest in futures contracts on physical commodities, and may further invest in basic industries, or entities deriving a material component of their operations from activities in such commodities and basic industries, which may include energy products (such as crude oil, gasoline, heating oil, natural gas, coal and propane), chemicals, agriculture, food, precious metals, industrial materials and related support and manufacturing industries. These strategies tend to perform better during inflationary times, periods of economic expansion, or periods during which demand outstrips supply. Futures contracts on physical commodities are expected to comprise a minority of the Commodities Alternative Asset Class.

Subject to completion, dated [_________________].

PRELIMINARY PROSPECTUS

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            GOTTEX MULTI-ASSET FUNDS
                    Gottex Multi-Alternatives Fund -- Class I
                   Gottex Multi-Alternatives Fund -- Class II

                          Shares of Beneficial Interest

This Prospectus describes the following Gottex Multi-Asset Funds: Gottex Multi-Alternatives Fund -- Class I (the "Class I Feeder") and Gottex Multi-Alternatives Fund -- Class II (the "Class II Feeder") and together with the Class I Feeder, the "Feeder Funds").

The Feeder Funds will invest all or substantially all of their investable assets in Gottex Multi-Alternatives Master Fund (the "Master Fund" and, together with the Feeder Funds, the "Funds" or each, a "Fund"). Each Fund is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a diversified, closed-end management investment company. UNLIKE OPEN-END FUNDS, THE FUNDS DO NOT PROVIDE ONGOING LIQUIDITY, AND SHAREHOLDERS OF A FUND MAY NOT BE ABLE TO SELL THEIR SHARES. See "Prospectus Summary - Repurchase Offers." Gottex Fund Management Ltd., a Delaware corporation registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, will serve as the investment adviser of each Fund (the "Adviser").

Each Fund's investment objective is to seek maximum total return, primarily through seeking capital appreciation and/or income, consistent with an acceptable level of risk (as determined by the Adviser). As described in more detail in this Prospectus, the Master Fund (and the Feeder Funds indirectly through their investment in the Master Fund, a structure commonly known as a "master/feeder" arrangement) pursues this objective by employing a multi-asset, multi-strategy investment program under which it will seek to construct a broadly-diversified portfolio that attempts to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). Currently, the Alternative Asset Classes include: commodities, alternative or "hedge" funds, private equity and real estate. The Master Fund will invest in the Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") Each portion of the Master Fund's investable assets managed by a Sub-Adviser is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves." In addition, the Adviser will employ a "Macro Market Asset Allocation Overlay," which is defined and described under "Investment Program - Macro Market Asset Allocation Overlay," and which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months).

Subject to the limitations described under "Principal Risk Factors --- Leverage & Borrowings Risk," the Master Fund may borrow money for investment purposes (e.g., purchase securities on margin) and effect short sales of securities in connection with the Macro Market Asset Allocation Overlay and in connection with certain isolated strategies that may be utilized in certain Portfolio Sleeves. Portfolio Funds also may purchase securities on margin or effect short sales of securities. In addition, the investment program may employ certain other financial techniques and trading strategies that have the economic effect of using leverage. As the use of leverage (either directly or through short sales or other financial instruments or strategies) is speculative and involves a high degree of risk, the Master Fund's investment performance could be adversely affected. See "Principal Risk Factors --- Leverage & Borrowings Risk."

The Funds cannot guarantee that their investment objective will be achieved or that their portfolio design and investment program will be successful.

                                      5.1

Shares of the Feeder Funds ("Shares") may be purchased only by investors who certify to such Feeder Fund or its agents that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million) ("Qualified Investors"). Further, Shares of the Class II Feeder are offered only to Qualified Investors who have fee-based accounts with registered investment advisers or broker-dealers to whom the investor has agreed to pay a fee for investment related services (a "fee-based account"), as well as certain other investors, as determined by the Distributor in consultation with the Fund. Shares of the Class II Feeder are not subject to the sales load and distribution fees (as described below) applicable to Shares of the Class I Feeder. If a prospective investor is a Qualified Investor with a fee-based account, such prospective investor will be eligible to purchase Shares of the Class II Feeder. In order to purchase Shares, a prospective investor must submit a completed investor certification (a form of which is included as Appendix A to this Prospectus) to a Distributor or Selling Agent prior to the applicable Closing Day (each term as defined herein). Each Fund reserves the right to reject, in its sole discretion, any purchase order for Shares, in whole or in part, at any time. Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent.
Additional information regarding the process for buying Shares is set forth under "The Offering --- Purchase Terms; Minimum Investment" and "Investor Qualifications and Suitability."

This Prospectus sets forth concisely the information about the Funds that a prospective investor should know before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A statement of additional information ("SAI") dated [_________], as it may be supplemented, containing additional information about the Funds, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page [__] of this Prospectus), the Funds' annual and semi-annual reports to shareholders, and other information about the Funds, and make shareholder inquiries by calling [(___)______]. [The Funds do not have a website.] You also may obtain a copy of the SAI (and other information regarding the Funds) from the SEC's website (http://www.sec.gov). The address of the SEC's internet site is provided solely for the information of prospective investors and is not intended to be an active link.

INVESTING IN SHARES OF BENEFICIAL INTEREST IN THE FUND INVOLVES A HIGH DEGREE OF RISK. SEE "PRINCIPAL RISK FACTORS" BEGINNING ON PAGE [__].

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

 --------------- ---------------------------- ------------------------------- --------------------------------------

                   PRICE TO PUBLIC (1) (2)        MAXIMUM SALES LOAD (3)           TOTAL PROCEEDS TO FUND (4)
                   -----------------------        ----------------------           --------------------------

  --------------- ---------------------------- ------------------------------- --------------------------------------
 Per Share of               [___]                         2.00%                               [___]
 Class I Feeder
 --------------- ---------------------------- ------------------------------- --------------------------------------
 Per Share of
 Class II
 Feeder                     [___]                          N/A                                [___]
 --------------- ---------------------------- ------------------------------- --------------------------------------

     (1) Shares are offered at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable). The Class II Feeder is not subject to a sales load.
     (2) The minimum initial investment in the Fund is $100,000. Minimum subsequent investments must be at least $25,000 (in each case, including a sales load if applicable).
     (3) The specific amount of the sales load paid with respect to a shareholder is generally dependent on the purchase price paid by such shareholder, but will not exceed 2% of a shareholder's aggregate purchase price. (Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents.) The sales load will not constitute an investment made by the shareholder in the Class I Feeder, nor will it form a part of the assets of that Fund or the Master Fund. See "Fees and Expenses --- Distribution Fees" for a further discussion of the sales load, as well as a discussion of compensation that may be received by the Distributor and Selling Agents in connection with this offering.
     (4) Organizational and offering expenses are not expected to exceed $[______] with respect to each Feeder Fund. The net proceeds to the respective Feeder Funds after payment of the estimated organizational and offering expenses would be approximately [_________].
(CONTINUED FROM COVER PAGE)

Each Feeder Fund is making an initial offering (the "Initial Offering") of its shares of beneficial interest ("Shares") that will terminate on [_______], 2010, subject to extension. After the Initial Offering is closed, Shares will be offered in a continuous

                                      5.2
offering for purchase monthly, at each Feeder Fund's then-current net asset value per Share. The Feeder Funds reserve the right to withdraw, cancel, suspend or modify their respective offerings of Shares at any time.

[Foreside Fund Services, LLC] (the "Distributor") serves as principal underwriter and distributor of each Feeder Fund's Shares on a best efforts basis. Pursuant to the terms of the Distributor's distribution agreement with the Feeder Funds, the Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of Shares. There is no termination date for the offering of Shares, as each Feeder Fund expects to conduct a continuous offering. However, the Initial Closing may be extended if the Feeder Fund has not received subscriptions for Shares as of such date. Monies received from prospective investors in advance of dates when Shares may be purchased are held in a non-interest bearing escrow account pending the deposit of such monies with the applicable Feeder Fund. (See "Investor Qualifications and Suitability" for more information regarding the Share purchase process.)

Selling Agents generally will be entitled to a sales load for selling Shares of the Class I Feeder. The specific amount of the sales load paid with respect to a shareholder is generally dependent on the purchase price paid by such shareholder, but will not exceed 2% of a shareholder's aggregate purchase price. (Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents.) The sales load will not constitute an investment made by the shareholder in the Class I Feeder, nor will it form a part of the assets of that Fund or the Master Fund. The sales load may be adjusted or waived at the sole discretion of the applicable Selling Agent in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Selling Agents and certain of their affiliates. (The Class II Feeder is not subject to a sales load.)

The Class I Feeder also pays the Distributor an ongoing quarterly distribution fee at an annualized rate of 0.75% of the Class I Feeder's average net asset value during the calendar quarter, as compensation for the sale and marketing of Shares of the Class I Feeder and for the provision of certain shareholder and account maintenance services. (The Class II Feeder is not subject to any ongoing distribution fee.)

Neither Feeder Fund has plans to list its Shares on any securities exchange, and there is no assurance that any secondary market will develop for Shares. Shares are subject to transfer restrictions, including a requirement that Shares must be held in the investor's account with a Distributor or a Selling Agent and may only be transferred to persons who are Qualified Investors. If a shareholder attempts to transfer Shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a selling agreement with a Distributor, the transfer will not be permitted. See "Investor Qualifications and Suitability --- Investor Suitability: Transfer Restrictions."

Investors may not be able to sell their Shares. In order to provide a limited degree of liquidity to shareholders, the Adviser expects to recommend that each Fund make offers to repurchase up to 25% of its outstanding Shares as of the end of each calendar quarter at its then-current net asset value. The Fund's Board of Trustees, in its discretion, must approve each such offer (including the amount of the offer). The Master Fund is expected to conduct repurchase offers of its shares in a similar manner. There can be no assurance that the Fund will make such repurchase offers, nor that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the applicable Fund. Similarly, there can be no assurance that the Master Fund will make similar repurchase offers, nor that the Feeder Funds tendering shares of the Master Fund for repurchase in any such offer will have all of their tendered Master Fund shares repurchased by the Master Fund. See "Additional Risk Factors --- Repurchase Offers" and "Repurchase Offers --- Oversubscribed Repurchase Offer."

The Master Fund pays the Adviser a monthly management fee computed at the annual rate of 1.00% of the Master Fund's net asset value (determined as of the end of each month). Additionally, following the end of each fiscal year, the Master Fund is obligated to pay the Adviser an incentive fee (the "Incentive Fee") generally equal to 5% of the Master Fund's net profits that are in excess of a 7% hurdle, plus a "catch up" provision entitling the Adviser to receive an Incentive Fee with respect to the portion of net profits equal to the amount of the hurdle for the applicable period. The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. See "Additional Risk Factors --- The Incentive Fee." For additional details regarding the Incentive Fee, see "Fees and Expenses --- Incentive Fee." The fees paid by the Funds to the Adviser are similar to those of private investment funds, but higher than those of other registered investment companies. See "Fees and Expenses --- Management Fee" and "--- Incentive Fee."

                              --------------------

SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                      5.3

Prospective investors should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

                THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

                                       5.4

No guarantee or representation is made that the investment program of the Funds will be successful or that the Funds will achieve their investment objective.

                                      5.5

The Funds' investment program combines broad asset allocation, investment diversification, portfolio risk management and a combination of the Adviser's portfolio management expertise coupled with selective utilization of a professionally selected group of external managers. (See "Investment Program --- Investment Process --- Risk Management").

                                      5.6

Each Fund's investment objective is to seek maximum total return, primarily through seeking capital appreciation and/or income, consistent with an acceptable level of risk (as determined by the Adviser). As described in more detail in this Prospectus, the Master Fund (and the Feeder Funds indirectly through their investment in the Master Fund, a structure commonly known as a "master/feeder" arrangement) pursues this objective by employing a multi-asset, multi-strategy investment program under which it will seek to construct a broadly-diversified portfolio that attempts to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). Currently, the Alternative Asset Classes include: commodities, alternative or "hedge" funds, private equity and real estate. The Master Fund will invest in the Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") Each portion of the Master Fund's investable assets managed by a Sub-Adviser is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves." In addition, the Adviser will employ a "Macro Market Asset Allocation Overlay," which is defined and described under "Investment Program - Macro Market Asset Allocation Overlay," and which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months).

                                      5.7

The Master Fund's Portfolio (as defined below) will attempt to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). The Master Fund will invest in these Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") In addition, the Adviser will employ a Macro Market Asset Allocation Overlay, which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months). This overlay strategy is further described under "Investment Program --- Macro Market Asset Allocation Overlay." Each portion of the Master Fund's investable assets is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves" and, together with the Portfolio Funds and the Macro Market Asset Allocation Overlay, the "Portfolio."






               An investment in the shares entails substantial risks and is a speculative investment. There can be no assurance that the funds' investment objective will be achieved. Unless expressly provided to the contrary:
references to "the Fund" or "a Fund" include the Master Fund (and, as applicable, the Feeder Funds); references to the capitalized term "Portfolio Managers" include sub-advisers or managers of Portfolio Funds (but not Dr. William Landes in his capacity as the Adviser's portfolio manager of the fund); and references to the Portfolio include, where applicable, Portfolio Sleeves, the Macro Market Asset Allocation Overlay and Portfolio Funds.

                                      5.8

Each Fund's  investment  objective is to seek maximum  total  return,  primarily
through  seeking  capital   appreciation  and/or  income,   consistent  with  an
acceptable level of risk (as determined by the Adviser).

                                      5.9

The Adviser has entered into expense limitation and reimbursement agreements with each Feeder Fund (each, an "Expense Limitation Agreement") under which the Adviser has agreed to reduce its fees, or to pay or absorb the ordinary operating expenses of the applicable Feeder Fund (which includes organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Feeder Fund, but excludes any Incentive Fees, the Sub-Advisory Fees, Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Feeder Fund or Master Fund, as applicable, and any other expenses not incurred in the ordinary course of the Feeder Fund's or Master Fund's business), to the extent that they exceed 2.25% per annum of such Feeder Fund's average monthly net assets (the "Expense Limitation"). In consideration for the Adviser's agreement to limit the Feeder Fund's expenses, the Feeder Fund will carry forward the amount of any such expenses reduced, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Feeder Fund's operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Board of Trustees of the Feeder Fund. (See "Fees and Expenses.")

                                      5.10

The Funds' investment program combines broad asset allocation, investment diversification, portfolio risk management and a combination of the Adviser's portfolio management expertise coupled with selective utilization of a professionally selected group of external managers. (See "Investment Program --- Investment Process --- Risk Management").

                                      5.11

               The Funds may be exposed to risks associated with the use of leverage, such as the risk that leverage could have a negative effect on returns and the risks of default and liquidation. While leverage presents opportunities for increasing total return, it also has the effect of potentially increasing losses. The Feeder Funds are only authorized to borrow money for temporary purposes (I.E., to meet repurchase requests and for liquidity purposes). However, the Master Fund may borrow money for investment purposes (e.g., purchase securities on margin) or effect short sales of securities in connection with the Macro Market Asset Allocation Overlay and in connection with certain isolated strategies that may be utilized in certain Portfolio Sleeves, as well as to meet repurchase requests and for liquidity purposes. The Portfolio Funds, however, may borrow money and leverage their investments through traditional means (such as by borrowing money through margin accounts, lines of credit with financial institutions or other lending arrangements on secured or unsecured bases). In addition, both the Master Fund and the Portfolio Funds may employ certain other financial techniques and trading strategies (including, but not limited to, the Macro Market Asset Allocation Overlay) that do not involve borrowing money through such traditional means but that would nonetheless have the economic effect of utilizing leverage. Some or all of the Portfolio Managers may make margin purchases of securities and, in that regard, can borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. Activities involving leverage may not be successful, and could result in greater losses than if leverage had not been implemented. The risks associated with borrowing and leverage are discussed in greater detail above under "Principal Risk Factors --- Hedge Funds: Leverage."

               The Investment Company Act of 1940 (the "1940 Act") requires each Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed (including, with respect to the Master Fund, borrowings through Portfolio Sleeves, but not borrowings effected by Portfolio Funds), measured at the time the applicable Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of such Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement.

                                      5.12

The "Macro Market Asset Allocation Overlay" is a portfolio of investments managed by the Adviser. The substantial majority of the Portfolio (other than the Macro Market Asset Allocation Overlay) is invested to achieve a diversified exposure to Alternative Asset Classes and markets, generally with a longer-term investment horizon (currently expected to approximate two to three years). The Macro Market Asset Allocation Overlay is designed to supplement the other investments in the Portfolio through investment in shorter-term tactical opportunities (defined currently as having expected investment horizons approximating three to nine months) identified by the Adviser. The Macro Market Asset Allocation Overlay seeks to enhance the Portfolio's risk/return profile through adding opportunities for realizing short-term returns (primarily through capital appreciation, and potentially, to a much lesser extent, income), and providing enhanced portfolio diversification. The Adviser has complete discretion in determining whether, and to what extent, to engage in this tactical strategy. Investments in the Macro Market Asset Allocation Overlay generally may include long and short positions in exchange-traded funds, index and enhanced-index funds, futures, forward contracts, options (including options on futures), swaps, contracts for differences, over-the-counter derivatives, structured notes, other hybrid securities or financial instruments, or traditional equity and debt investments. Trading in these instruments is designed to provide increased or reduced exposures to markets, currencies, interest rates, physical commodities, industry or market sectors and/or global economic or financial conditions.

                                      5.13

Each Fund's investment objective is to seek maximum total return, primarily through seeking capital appreciation and/or income, consistent with an acceptable level of risk (as determined by the Adviser). As described in more detail in this Prospectus, the Master Fund (and the Feeder Funds indirectly through their investment in the Master Fund, a structure commonly known as a "master/feeder" arrangement) pursues this objective by employing a multi-asset, multi-strategy investment program under which it will seek to construct a broadly-diversified portfolio that attempts to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). Currently, the Alternative Asset Classes include: commodities, alternative or "hedge" funds, private equity and real estate. The Master Fund will invest in the Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") Each portion of the Master Fund's investable assets managed by a Sub-Adviser is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves." In addition, the Adviser will employ a "Macro Market Asset Allocation Overlay," which is defined and described under "Investment Program - Macro Market Asset Allocation Overlay," and which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months).

                                      5.14

ADDITIONAL RISKS

Since the Prospectus describes both Feeder Funds, there is a possibility that one Feeder Fund might become liable for any misstatement, inaccuracy, or incomplete disclosure in the Prospectus as it relates to the other Feeder Fund.

Each Feeder Fund is making an initial offering (the "Initial Offering") of its shares of beneficial interest ("Shares") that will terminate on [_______], 2010, subject to extension. After the Initial Offering is closed, Shares will be offered in a continuous offering for purchase monthly, at each Feeder Fund's then-current net asset value per Share. The Feeder Funds reserve the right to withdraw, cancel, suspend or modify their respective offerings of Shares at any time.

[Foreside Fund Services, LLC] (the "Distributor") serves as principal underwriter and distributor of each Feeder Fund's Shares on a best efforts basis. Pursuant to the terms of the Distributor's distribution agreement with the Feeder Funds, the Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of Shares. There is no termination date for the offering of Shares, as each Feeder Fund expects to conduct a continuous offering. However, the Initial Closing may be extended if the Feeder Fund has not received subscriptions for Shares as of such date. Monies received from prospective investors in advance of dates when Shares may be purchased are held in a non-interest bearing escrow account pending the deposit of such monies with the applicable Feeder Fund. (See "Investor Qualifications and Suitability" for more information regarding the Share purchase process.)







After the Initial Offering is closed, Shares will be offered in a continuous offering for purchase monthly, as of the first day of each month (each day, a "Closing Day"), at each Feeder Fund's then-current net asset value per Share (determined as of the close of the preceding month). In addition, Shares of the Class I Feeder will be subject to a sales load of up to 2% of the amount invested (as described below). (The Class II Feeder is not subject to a sales load.)

It is proposed that this filing will become effective when declared effective pursuant to section 8(c). / /

Gottex Multi-Alternatives Master Fund, as the Master Fund in which the Registrant indirectly invests substantially all of its assets, has also executed this Registration Statement.

(2) With respect to 75% of its total assets, the Fund will not invest more than 5% of its total assets (taken at current value) in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies.

Investing in shares of beneficial interest in the Fund involves a high degree of risk. See "Principal Risk Factors" beginning on page [__].


 --------------- ---------------------------- ------------------------------- --------------------------------------
                   PRICE TO PUBLIC (1) (2)        MAXIMUM SALES LOAD (3)           TOTAL PROCEEDS TO FUND (4)
                   -----------------------        ----------------------           --------------------------
 --------------- ---------------------------- ------------------------------- --------------------------------------
 Per Share of               [___]                         2.00%                               [___]
 Class I Feeder
 --------------- ---------------------------- ------------------------------- --------------------------------------
 Per Share of
 Class II
 Feeder                     [___]                          N/A                                [___]
 --------------- ---------------------------- ------------------------------- --------------------------------------



     (3) The specific amount of the sales load paid with respect to a shareholder is generally dependent on the purchase price paid by such shareholder, but will not exceed 2% of a shareholder's aggregate purchase price. (Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents.) The sales load will not constitute an investment made by the shareholder in the Class I Feeder, nor will it form a part of the assets of that Fund or the Master Fund. See "Fees and Expenses --- Distribution Fees" for a further discussion of the sales load, as well as a discussion of compensation that may be received by the Distributor and Selling Agents in connection with this offering.

[Foreside Fund Services, LLC] (the "Distributor") serves as principal underwriter and distributor of each Feeder Fund's Shares on a best efforts basis. Pursuant to the terms of the Distributor's distribution agreement with the Feeder Funds, the Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of Shares. There is no termination date for the offering of Shares, as each Feeder Fund expects to conduct a continuous offering. However, the Initial Closing may be extended if the Feeder Fund has not received subscriptions for Shares as of such date. Monies received from prospective investors in advance of dates when Shares may be purchased are held in a non-interest bearing escrow account pending the deposit of such monies with the applicable Feeder Fund. (See "Investor Qualifications and Suitability" for more information regarding the Share purchase process.)

The Feeder Funds will invest all or substantially all of their investable assets in Gottex Multi-Alternatives Master Fund (the "Master Fund" and, together with the Feeder Funds, the "Funds" or each, a "Fund"). Each Fund is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a diversified, CLOSED-END management investment company. UNLIKE OPEN-END FUNDS, THE FUNDS DO NOT PROVIDE ONGOING LIQUIDITY, AND SHAREHOLDERS OF A FUND MAY NOT BE ABLE TO SELL THEIR SHARES. See "Prospectus Summary - Repurchase Offers." Gottex Fund Management Ltd., a Delaware corporation registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, will serve as the investment adviser of each Fund (the "Adviser").

                                      17.1

Investors may not be able to sell their Shares. In order to provide a limited degree of liquidity to shareholders, the Adviser expects to recommend that each Fund make offers to repurchase up to 25% of its outstanding Shares as of the end of each calendar quarter at its then-current net asset value. The Fund's Board of Trustees, in its discretion, must approve each such offer (including the amount of the offer). The Master Fund is expected to conduct repurchase offers of its shares in a similar manner. There can be no assurance that the Fund will make such repurchase offers, nor that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the applicable Fund. Similarly, there can be no assurance that the Master Fund will make similar repurchase offers, nor that the Feeder Funds tendering shares of the Master Fund for repurchase in any such offer will have all of their tendered Master Fund shares repurchased by the Master Fund. See "Additional Risk Factors --- Repurchase Offers" and "Repurchase Offers --- Oversubscribed Repurchase Offer."







REPURCHASE OFFERS

                                      17.2

Each Fund's investment objective is to seek maximum total return, primarily through seeking capital appreciation and/or income, consistent with an acceptable level of risk (as determined by the Adviser). As described in more detail in this Prospectus, the Master Fund (and the Feeder Funds indirectly through their investment in the Master Fund, a structure commonly known as a "master/feeder" arrangement) pursues this objective by employing a multi-asset, multi-strategy investment program under which it will seek to construct a broadly-diversified portfolio that attempts to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). Currently, the Alternative Asset Classes include: commodities, alternative or "hedge" funds, private equity and real estate. The Master Fund will invest in the Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") Each portion of the Master Fund's investable assets managed by a Sub-Adviser is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves." In addition, the Adviser will employ a "Macro Market Asset Allocation Overlay," which is defined and described under "Investment Program - Macro Market Asset Allocation Overlay," and which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months).

The Master Fund's Portfolio (as defined below) will attempt to capture returns generated by non-traditional or "alternative" asset classes (the "Alternative Asset Classes"). The Master Fund will invest in these Alternative Asset Classes either: (i) indirectly, through investments in private investment funds or other pooled investment vehicles (collectively, "Portfolio Funds") (which may include vehicles commonly known as "hedge funds") that invest, in whole or in part, in such Alternative Asset Classes (or that seek economic exposure to the performance of the Alternative Asset Classes); or (ii) directly, as managed by one or more sub-advisers selected by the Adviser ("Sub-Advisers"). (Sub-Advisers and managers of Portfolio Funds may collectively be referred to as "Portfolio Managers.") In addition, the Adviser will employ a Macro Market Asset Allocation Overlay, which seeks to enhance the Master Fund's portfolio returns by investing in shorter-term tactical opportunities (i.e., those having expected investment horizons approximating three to nine months). This overlay strategy is further described under "Investment Program --- Macro Market Asset Allocation Overlay." Each portion of the Master Fund's investable assets is referred to as a "Portfolio Sleeve" and collectively as "Portfolio Sleeves" and, together with the Portfolio Funds and the Macro Market Asset Allocation Overlay, the "Portfolio."

Prospective investors should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

[Foreside Fund Services, LLC] (the "Distributor") serves as principal underwriter and distributor of each Feeder Fund's Shares on a best efforts basis. Pursuant to the terms of the Distributor's distribution agreement with the Feeder Funds, the Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of Shares. There is no termination date for the offering of Shares, as each Feeder Fund expects to conduct a continuous offering. However, the Initial Closing may be extended if the Feeder Fund has not received subscriptions for Shares as of such date. Monies received from prospective investors in advance of dates when Shares may be purchased are held in a non-interest bearing escrow account pending the deposit of such monies with the applicable Feeder Fund. (See "Investor Qualifications and Suitability" for more information regarding the Share purchase process.)

Investors may not be able to sell their Shares. In order to provide a limited degree of liquidity to shareholders, the Adviser expects to recommend that each Fund make offers to repurchase up to 25% of its outstanding Shares as of the end of each calendar quarter at its then-current net asset value. The Fund's Board of Trustees, in its discretion, must approve each such offer (including the amount of the offer). The Master Fund is expected to conduct repurchase offers of its shares in a similar manner. There can be no assurance that the Fund will make such repurchase offers, nor that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the applicable Fund. Similarly, there can be no assurance that the Master Fund will make similar repurchase offers, nor that the Feeder Funds tendering shares of the Master Fund for repurchase in any such offer will have all of their tendered Master Fund shares repurchased by the Master Fund. See "Additional Risk Factors --- Repurchase Offers" and "Repurchase Offers --- Oversubscribed Repurchase Offer."

          This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Funds that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Funds for the investor. Prospective investors should read this Prospectus carefully before investing and retain it for future reference.

o Private equity investments, including interests in private equity or venture capital funds or private equity "funds of funds" (which interests may be publicly traded) that have exposure to strategies that include, among other things, buyout, venture capital, growth capital or distressed companies ("Private Equity"). While private equity funds are like hedge funds, in that they are typically not registered under the 1940 Act, private equity funds often have substantially different features than Hedge Funds (including offering no liquidity); and

The "Macro Market Asset Allocation Overlay" is a portfolio of investments managed by the Adviser. The substantial majority of the Portfolio (other than the Macro Market Asset Allocation Overlay) is invested to achieve a diversified exposure to Alternative Asset Classes and markets, generally with a longer-term investment horizon (currently expected to approximate two to three years). The Macro Market Asset Allocation Overlay is designed to supplement the other investments in the Portfolio through investment in shorter-term tactical opportunities (defined currently as having expected investment horizons approximating three to nine months) identified by the Adviser. The Macro Market Asset Allocation Overlay seeks to enhance the Portfolio's risk/return profile through adding opportunities for realizing short-term returns (primarily through capital appreciation, and potentially, to a much lesser extent, income), and providing enhanced portfolio diversification. The Adviser has complete discretion in determining whether, and to what extent, to engage in this tactical strategy. Investments in the Macro Market Asset Allocation Overlay generally may include long and short positions in exchange-traded funds, index and enhanced-index funds, futures, forward contracts, options (including options on futures), swaps, contracts for differences, over-the-counter derivatives, structured notes, other hybrid securities or financial instruments, or traditional equity and debt investments. Trading in these instruments is designed to provide increased or reduced exposures to markets, currencies, interest rates, physical commodities, industry or market sectors and/or global economic or financial conditions.

               The Funds may be exposed to risks associated with the use of leverage, such as the risk that leverage could have a negative effect on returns and the risks of default and liquidation. While leverage presents opportunities for increasing total return, it also has the effect of potentially increasing losses. The Feeder Funds are only authorized to borrow money for temporary purposes (i.e., to meet repurchase requests and for liquidity purposes). However, the Master Fund may borrow money for investment purposes (e.g., purchase securities on margin) or effect short sales of securities in connection with the Macro Market Asset Allocation Overlay and in connection with certain isolated strategies that may be utilized in certain Portfolio Sleeves, as well as to meet repurchase requests and for liquidity purposes. The Portfolio Funds, however, may borrow money and leverage their investments through traditional means (such as by borrowing money through margin accounts, lines of credit with financial institutions or other lending arrangements on secured or unsecured bases). In addition, both the Master Fund and the Portfolio Funds may employ certain other financial techniques and trading strategies (including, but not limited to, the Macro Market Asset Allocation Overlay) that do not involve borrowing money through such traditional means but that would nonetheless have the economic effect of utilizing leverage. Some or all of the Portfolio Managers may make margin purchases of securities and, in that regard, can borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. Activities involving leverage may not be successful, and could result in greater losses than if leverage had not been implemented. The risks associated with borrowing and leverage are discussed in greater detail above under "Principal Risk Factors --- Hedge Funds: Leverage."

               The Investment Company Act of 1940 (the "1940 Act") requires each Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed (including, with respect to the Master Fund, borrowings through Portfolio Sleeves, but not borrowings effected by Portfolio Funds), measured at the time the applicable Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of such Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement.

[Section deleted]

In addition to the Management Fee, each Portfolio Sleeve of the Master Fund is subject to a sub-advisory fee (each, a "Sub-Advisory Fee" and together, "Sub-Advisory Fees"), payable by the Master Fund to the applicable Sub-Adviser with respect to the assets of the Master Fund that are allocated to that Portfolio Sleeve. Fees payable to Duff & Phelps, the sole current Sub-Adviser, are: 0.75% on the first $10 million of Master Fund assets managed by Duff & Phelps; 0.60% on the next $15 million; and [__]% on amounts over $25 million. Sub-Advisory Fees payable to other Sub-Advisers may be higher or lower, depending on the results of the arms'-length negotiations between the Adviser and the relevant Sub-Advisers.

o The investment performance of the Fund may create an incentive to increase or reduce the frequency of repurchase offers of Shares by the Fund. For example, in the event that the Fund has incurred net capital depreciation (or otherwise has not exceeded the Hurdle) since the last repurchase offer, it could create the incentive for the Adviser to defer recommendation of a repurchase offer (or lower the percentage offered for repurchase) until the Fund has incurred sufficient net capital appreciation so that the Adviser would receive an Incentive Fee with respect to the repurchased Shares. Conversely, sufficient net capital appreciation could create the incentive for the Adviser to recommend that the Fund make a repurchase offer of a greater percentage than it might otherwise to "lock in" an Incentive Fee with respect to the repurchased Shares. The Board, however, expects to monitor this potential conflict in evaluating whether, and to what extent, the Fund will conduct a repurchase offer.

Each Feeder Fund, through its ownership of the Master Fund's shares, also indirectly bears its portion of the Master Fund's share of the fees and expenses of the Portfolio Funds in which the Master Fund invests. Each Portfolio Manager of a Portfolio Fund generally receives an asset-based fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to range between 0.50%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations, if any, are generally expected to range between 5% to 25% of the net capital appreciation (if any) in the asset managed by a Portfolio Manager.

The Adviser and each Feeder Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Feeder Fund (which includes organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Feeder Fund, but excludes any Incentive Fees, the Sub-Advisory Fees, Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Feeder Fund or Master Fund, as applicable, and any other expenses not incurred in the ordinary course of the Feeder Fund's or Master Fund's business), to the extent necessary to limit the ordinary operating expenses of the Fund to 2.25% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Feeder Fund's expenses, the Feeder Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Feeder Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement. The Expense Limitation Agreement will remain in effect until terminated by the Feeder Fund. Neither Sub-Advisory Fees nor the fees charged to the Master Fund by a Portfolio Fund will be subject to the Expense Limitation Agreement.

The investment performance of the Fund may create an incentive to increase or reduce the frequency of repurchase offers of Shares by the Fund. For example, in the event that the Fund has incurred net capital depreciation (or otherwise has not exceeded the Hurdle) since the last repurchase offer, it could create the incentive for the Adviser to defer recommendation of a repurchase offer (or lower the percentage offered for repurchase) until the Fund has incurred sufficient net capital appreciation so that the Adviser would receive an Incentive Fee with respect to the repurchased Shares. Conversely, sufficient net capital appreciation could create the incentive for the Adviser to recommend that the Fund make a repurchase offer of a greater percentage than it might otherwise to "lock in" an Incentive Fee with respect to the repurchased Shares. The Board, however, expects to monitor this potential conflict in evaluating whether, and to what extent, the Fund will conduct a repurchase offer.

o In seeking exposure to the Alternative Asset Classes, the Master Fund (through its interest in Portfolio Funds and, to a significantly lesser extent, through the Macro Market Asset Allocation Overlay) invests in equity securities, such as long and short positions in common stocks, convertible securities and preferred stocks and, to a lesser extent, in long and short positions in bonds, loans, notes, other fixed- or variable income-paying securities, commodity futures and options on futures. As a result, the value of the Portfolio will be affected by daily movements in the prices of these securities or commodities contracts. These price movements may result from factors affecting individual companies, industries or the securities, interest rate or commodities markets as a whole. In addition, stock and commodities markets (and certain bond markets) can be especially volatile, and prices can change drastically. This market risk will affect each Fund's share price, which will fluctuate as the values of the Portfolio's investment securities and other assets change. Not all prices change uniformly or at the same time, and not all markets move in the same direction at the same time.

o In seeking exposure to the Alternative Asset Classes, the Master Fund (through its interest in Portfolio Funds and, to a significantly lesser extent, through the Macro Market Asset Allocation Overlay) invests in equity securities, such as long and short positions in common stocks, convertible securities and preferred stocks and, to a lesser extent, in long and short positions in bonds, loans, notes, other fixed- or variable income-paying securities, commodity futures and options on futures. As a result, the value of the Portfolio will be affected by daily movements in the prices of these securities or commodities contracts. These price movements may result from factors affecting individual companies, industries or the securities, interest rate or commodities markets as a whole. In addition, stock and commodities markets (and certain bond markets) can be especially volatile, and prices can change drastically. This market risk will affect each Fund's share price, which will fluctuate as the values of the Portfolio's investment securities and other assets change. Not all prices change uniformly or at the same time, and not all markets move in the same direction at the same time.

o The Funds have some exposure to Private Equity. As a result, the underlying Portfolio investments may be comprised of securities or other interests in private companies, which: involve a high degree of risk, are generally illiquid, and can be in small and middle markets which can be extremely risky (relative to public companies), and generally have less reliable information available to investors. Private equity investments also can be subject to the overall risks of equity and debt investments included under "Principal Risk Factors --- Alternative Asset Class Risks -- Private Equity." See also "Principal Risk Factors --- General Economic and Market Conditions." The Fund's illiquid private equity investments, if any, are not expected to comprise more than 15% of the Fund's net assets.

o After the Initial Offering is closed, Shares will be offered in a continuous offering for purchase monthly, as of the first day of each month (each day, a "Closing Day"), at each Feeder Fund's then-current net asset value per Share (determined as of the close of the preceding month). In addition, Shares of the Class I Feeder will be subject to a sales load of up to 2% of the amount invested (as described below). (The Class II Feeder is not subject to a sales load.)

o Each Portfolio Manager will receive any performance-based fees or allocation to which it is entitled irrespective of the performance of the other Portfolio Managers and the Master Fund generally. Accordingly, a Portfolio Manager with positive performance may receive performance-based compensation from the Master Fund, which will be borne indirectly by shareholders, even if the Master Fund's overall investment performance would not entitle the Adviser to the Incentive Fee.

o Investments in Portfolio Funds are illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods and apply lock-ups and/or redemption fees. The Funds' ability to withdraw monies from or invest monies in Portfolio Funds with such restrictions will be limited, and such restrictions will limit the Funds' flexibility to reallocate such assets among Portfolio Funds and/or other Alternative Asset Classes. In addition, such limited liquidity may limit the ability of the Master Fund and correspondingly, the Feeder Funds, from Such difficulties may result in a reduction in the frequency or amount of repurchase offers made by the Master Fund and correspondingly, the Feeder Funds.

o Investments in Portfolio Funds are illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods and apply lock-ups and/or redemption fees. The Funds' ability to withdraw monies from or invest monies in Portfolio Funds with such restrictions will be limited, and such restrictions will limit the Funds' flexibility to reallocate such assets among Portfolio Funds and/or other Alternative Asset Classes. In addition, such limited liquidity may limit the ability of the Master Fund and correspondingly, the Feeder Funds, from Such difficulties may result in a reduction in the frequency or amount of repurchase offers made by the Master Fund and correspondingly, the Feeder Funds.

o Some of the Portfolio Funds may hold a portion of their investments, in particular investments that are illiquid, in so-called "side pockets." Side pockets are sub-funds or other special allocations within a Portfolio Fund that create a structure to invest in illiquid and/or hard to value securities or other investments and are valued independently from the general portfolio with distinct allocation, distribution and redemption terms and are generally held only by those investors existing at the time of investment. There is no limit to the amount that the Funds may invest in Portfolio Funds with side pockets nor on the aggregate size of size pockets. Were the Funds to request redemption from a Portfolio Fund that distributed side pocket(s) to satisfy a portion of such redemption, the portion of the Fund's interest in the Portfolio Fund's side pockets would generally require a much longer period of time than redemption from the main portfolio and during the period of liquidation of the side pockets, the Funds would remain invested in the side pockets and subject to subsequent market fluctuation in the value of the side pockets. In addition, Portfolio Funds may also establish side pockets or other liquidity management allocations at the time a redemption request is made that are intended to reflect that portion of the Portfolio Fund's investments that are deemed illiquid at that time. To the extent such redemption side pockets are created, the Fund would similarly be subject to an extended liquidation period and market risk. Distributions of side pockets may include direct ownership interests in, or other interests participating in the economic returns generated by, one or more assets that are, or had been, held by the Portfolio Funds, or shares or other ownership interests in one or more liquidating special purpose vehicles holding such assets. In each case, the assets or interests are held until their liquidation or sale by the Portfolio Manager.

o A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to withdraw its investment in the Master Fund. Alternatively, the Fund could seek to change its investment objective, policies or restrictions to conform to those of the Master Fund. The investment objective and certain investment restrictions of the Master Fund may be changed without the approval of investors in the Master Fund. However, the Master Fund will notify the Fund at least 30 days before any such significant changes are implemented (and the Fund will, in turn, notify its shareholders upon receipt of such notification by the Master
     Fund).

               The following table illustrates the expenses and fees that each Fund expects to incur (directly and indirectly through the Master Fund), and that investors can expect to bear.

                                      47.1


SHAREHOLDER TRANSACTION EXPENSES                                                 Class I Feeder     Class II Feeder
                                                                                 ------------------ ------------------

  Maximum Sales Load (as a percentage of offering price) (1)                     2.00%              0.00%

ANNUAL EXPENSES (as a percentage of average net asset value attributable to Shares)

  Management Fee (including the 1.00% Management Fee                             [___%]             [___%]
    and estimated Sub-Advisory Fees) (2)


  Incentive Fee (3)                                                              5.00%              5.00%

  Distribution Fees (4)                                                          0.75%              0.00%

  Interest Payments on Borrowed Funds (5)                                        [___]%             [___]%

  Other Expenses (6)                                                             [___]%             [___]%

  Acquired Fund Fees and Expenses (7)                                            [___]%             [___]%

Total Annual Expenses (excluding the Incentive Fee) (3) (8)                      [___]%             [___]%

   Amount Reduced Under Expense Limitation Agreement (8)                         [___]%             [___]%

   Net Annual Expenses After Expense Limitation (including Acquired Fund Fees    [___]%             [___]%
     and Expenses) (8)



                                      47.2


  Management Fee (including the 1.00% Management Fee                             [___%]             [___%]
    and estimated Sub-Advisory Fees) (2)


(2) As a contractual matter, a Feeder Fund will not directly pay an investment management fee to the Adviser so long as the assets of the Feeder Fund are invested in the Master Fund; however, each Feeder Fund's shareholders will bear an indirect share of the Master Fund's annualized investment management fee of 1.00% of the Master Fund's net asset value (determined as of the end of each month). The Management Fee shown above also reflects a Sub-Advisory Fee of __%, which itself reflects the blended rate of Sub-Advisory Fees to be paid to the Sub-Advisers, based on the respective portion of assets currently estimated to be managed by each Sub-Adviser during the Master Fund's first fiscal year. See "Fees and Expenses --- Management Fee."

                                      47.3

  Incentive Fee (3)                                 5.00%              5.00%


                                      47.4

(3) Following the end of each fiscal year, the Master Fund is obligated to pay the Adviser an incentive fee (the "Incentive Fee") generally equal to 5% of the Master Fund's net profits that are in excess of a 7% hurdle, plus a "catch up" provision entitling the Adviser to receive an Incentive Fee with respect to the portion of net profits equal to the amount of the hurdle for the applicable period. The Adviser cannot reasonably estimate the Fund's expected performance during its initial fiscal year. Therefore, it cannot determine whether, and to what extent, any incentive fee would be payable by the Fund. Accordingly, no Incentive Fee (and thus no catch-up fee) is reflected as part of the Total Annual Expenses. However, the applicable Incentive Fee rate is shown, which, if earned, would cause the Fund's stated expense ratio to be higher, to the extent of such earned Incentive Fee. See "Additional Risk Factors --- The Incentive Fee." For additional details regarding the Incentive Fee, see "Fees and Expenses --- Incentive Fee." See "Fees and Expenses Incentive Fee."

                                      47.5


SHAREHOLDER TRANSACTION EXPENSES                                                 CLASS I FEEDER     CLASS II FEEDER
                                                                                 ------------------ ------------------


  Maximum Sales Load (as a percentage of offering price) (1)                     2.00%              0.00%

ANNUAL EXPENSES (as a percentage of average net asset value attributable to Shares)

  Management Fee (including the 1.00% Management Fee                             [___%]             [___%]
    and estimated Sub-Advisory Fees) (2)

  Incentive Fee (3)                                                              5.00%              5.00%

  Distribution Fees (4)                                                          0.75%              0.00%

  Interest Payments on Borrowed Funds (5)                                        [___]%             [___]%

  Other Expenses (6)                                                             [___]%             [___]%

  Acquired Fund Fees and Expenses (7)                                            [___]%             [___]%

TOTAL ANNUAL EXPENSES (excluding the Incentive Fee) (3) (8)                      [___]%             [___]%

   Amount Reduced Under Expense Limitation Agreement (8)                         [___]%             [___]%

   Net Annual Expenses After Expense Limitation (including Acquired Fund Fees    [___]%             [___]%
     and Expenses) (8)


(3) Following the end of each fiscal year, the Master Fund is obligated to pay the Adviser an incentive fee (the "Incentive Fee") generally equal to 5% of the Master Fund's net profits that are in excess of a 7% hurdle, plus a "catch up" provision entitling the Adviser to receive an Incentive Fee with respect to the portion of net profits equal to the amount of the hurdle for the applicable period. The Adviser cannot reasonably estimate the Fund's expected performance during its initial fiscal year. Therefore, it cannot determine whether, and to what extent, any incentive fee would be payable by the Fund. Accordingly, no Incentive Fee (and thus no catch-up fee) is reflected as part of the Total Annual Expenses. However, the applicable Incentive Fee rate is shown, which, if earned, would cause the Fund's stated expense ratio to be higher, to the extent of such earned Incentive Fee. See "Additional Risk Factors --- The Incentive Fee." For additional details regarding the Incentive Fee, see "Fees and Expenses --- Incentive Fee." See "Fees and Expenses Incentive Fee."

                                      47.6



   Amount Reduced Under Expense Limitation Agreement (8)                         [___]%             [___]%


                                      47.7

               The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, see "Fees and Expenses."

------------------------------
(1) The specific amount of the sales load paid with respect to a shareholder is generally dependent on the purchase price paid by such shareholder, but will not exceed 2% of a shareholder's aggregate purchase price. (Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents.) The sales load will not constitute an investment made by the shareholder in the Class I Feeder, nor will it form a part of the assets of the Class I Feeder or the Master Fund. (See "The Offering --- Plan of Distribution.") (The Class II Feeder is not subject to a sales load.)

(2) As a contractual matter, a Feeder Fund will not directly pay an investment management fee to the Adviser so long as the assets of the Feeder Fund are invested in the Master Fund; however, each Feeder Fund's shareholders will bear an indirect share of the Master Fund's annualized investment management fee of 1.00% of the Master Fund's net asset value (determined as of the end of each month). The Management Fee shown above also reflects a Sub-Advisory Fee of __%, which itself reflects the blended rate of Sub-Advisory Fees to be paid to the Sub-Advisers, based on the respective portion of assets currently estimated to be managed by each Sub-Adviser during the Master Fund's first fiscal year. See "Fees and Expenses --- Management Fee."

(3) Following the end of each fiscal year, the Master Fund is obligated to pay the Adviser an incentive fee (the "Incentive Fee") generally equal to 5% of the Master Fund's net profits that are in excess of a 7% hurdle, plus a "catch up" provision entitling the Adviser to receive an Incentive Fee with respect to the portion of net profits equal to the amount of the hurdle for the applicable period. The Adviser cannot reasonably estimate the Fund's expected performance during its initial fiscal year. Therefore, it cannot determine whether, and to what extent, any incentive fee would be payable by the Fund. Accordingly, no Incentive Fee (and thus no catch-up fee) is reflected as part of the Total Annual Expenses. However, the applicable Incentive Fee rate is shown, which, if earned, would cause the Fund's stated expense ratio to be higher, to the extent of such earned Incentive Fee. See "Additional Risk Factors --- The Incentive Fee." For additional details regarding the Incentive Fee, see "Fees and Expenses --- Incentive Fee." See "Fees and Expenses Incentive Fee."

(4) The Class I Feeder pays the Distributor an ongoing quarterly distribution fee at an annualized rate of 0.75% of the Class I Feeder's average net asset value during the calendar quarter. See "Fees and Expenses --- Distribution Fees" for a further discussion of compensation that may be received by the Distributor and Selling Agents in connection with this offering.

(5)    [                                                                      ]

(6) "Other expenses" are based on the amount of Feeder Fund operating expenses estimated for the current fiscal year.

(7) Includes the pro rata portion of the ordinary operating expenses of the Master Fund (except the Management Fee which is shown separately in the Table) that are expected to be borne by the Feeder Fund for the current fiscal year, as well as the fees and expenses of the Portfolio Funds in which the Master Fund expects to invest. The Master Fund also is indirectly subject to its pro rata share of Portfolio Fund fees and expenses, which typically include asset-based fees (generally ranging between 0.50-2.00% of net assets) and, in many cases, performance fees or allocations. Typical performance fees or allocations, if any, generally range between 5% to 25% of the net capital appreciation (if any) in the assets managed by the Portfolio Manager. Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time. The amount of the Fund's average net assets used in calculating this percentage was based on anticipated net proceeds of $_____ from this offering.

(8) The Adviser has entered into expense limitation and reimbursement agreements with each Feeder Fund (each, an "Expense Limitation Agreement") under which the Adviser has agreed to reduce its fees, or to pay or absorb the

                                      47.8
ordinary operating expenses of the applicable Feeder Fund (which includes organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Feeder Fund, but excludes any Incentive Fees, the Sub-Advisory Fees, Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Feeder Fund or Master Fund, as applicable, and any other expenses not incurred in the ordinary course of the Feeder Fund's or Master Fund's business), to the extent that they exceed 2.25% per annum of such Feeder Fund's average monthly net assets (the "Expense Limitation"). In consideration for the Adviser's agreement to limit the Feeder Fund's expenses, the Feeder Fund will carry forward the amount of any such expenses reduced, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Feeder Fund's operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Board of Trustees of the Feeder Fund. (See "Fees and Expenses.")

                                      47.9

(8) The Adviser has entered into expense limitation and reimbursement agreements with each Feeder Fund (each, an "Expense Limitation Agreement") under which the Adviser has agreed to reduce its fees, or to pay or absorb the ordinary operating expenses of the applicable Feeder Fund (which includes organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Feeder Fund, but excludes any Incentive Fees, the Sub-Advisory Fees, Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Feeder Fund or Master Fund, as applicable, and any other expenses not incurred in the ordinary course of the Feeder Fund's or Master Fund's business), to the extent that they exceed 2.25% per annum of such Feeder Fund's average monthly net assets (the "Expense Limitation"). In consideration for the Adviser's agreement to limit the Feeder Fund's expenses, the Feeder Fund will carry forward the amount of any such expenses reduced, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Feeder Fund's operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Board of Trustees of the Feeder Fund. (See "Fees and Expenses.")

                                     47.10


Example for Class II Feeder                         1 Year            3 Years           5 Years           10 Years
---------------------------                         ------            -------           -------           --------

You would pay the following expenses                 $[ ]              $[ ]               $[ ]              $[ ]
(including the Incentive Fee) on a $1,000
investment, assuming a 5% annual return:

You would pay the following expenses                 $[ ]              $[ ]              $ [ ]             $ [ ]
(including the Incentive Fee) on a $100,000
investment, assuming a 5% annual return:

                                     47.11

               AN INVESTMENT IN THE SHARES ENTAILS SUBSTANTIAL RISKS AND IS A SPECULATIVE INVESTMENT. THERE CAN BE NO ASSURANCE THAT THE FUNDS' INVESTMENT OBJECTIVE WILL BE ACHIEVED. UNLESS EXPRESSLY PROVIDED TO THE CONTRARY:
REFERENCES  TO  "THE  FUND"  OR "A  FUND"  INCLUDE  THE  MASTER  FUND  (AND,  AS
APPLICABLE, THE FEEDER FUNDS); REFERENCES TO THE CAPITALIZED TERM "PORTFOLIO MANAGERS" INCLUDE SUB-ADVISERS OR MANAGERS OF PORTFOLIO FUNDS (BUT NOT DR. WILLIAM LANDES IN HIS CAPACITY AS THE ADVISER'S PORTFOLIO MANAGER OF THE FUND); AND REFERENCES TO THE PORTFOLIO INCLUDE, WHERE APPLICABLE, PORTFOLIO SLEEVES, THE MACRO MARKET ASSET ALLOCATION OVERLAY AND PORTFOLIO FUNDS.

               Given the volatile nature of the market environment, the Fund and the Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments and trends in new products and services, in the current or future market environment. For example, hypervolatility events similar to the recent "flash crash" on May 6, 2010 may not be reasonably predictable or able to be meaningfully hedged. Such a failure could materially and adversely affect the Fund and its ability to meet its investment objective.

               PHYSICAL COMMODITIES. The Portfolio (through Portfolio Funds or otherwise) may invest in futures contracts on physical commodities, and may further invest in basic industries, or entities deriving a material component of their operations from activities in such commodities and basic industries, which may include energy products (such as crude oil, gasoline, heating oil, natural gas, coal and propane), chemicals, agriculture, food, precious metals, industrial materials and related support and manufacturing industries. These strategies tend to perform better during inflationary times, periods of economic expansion, or periods during which demand outstrips supply. Futures contracts on physical commodities are expected to comprise a minority of the Commodities Alternative Asset Class.



               ENERGY/NATURAL RESOURCE INVESTMENTS. The Portfolio may invest in publicly traded securities issued by companies involved in the energy sector, make private investments in energy-related assets or companies, trade futures in energy commodity markets, or engage in some combination of the foregoing. Portfolio Funds also may have exposure to non-energy natural resources, such as gold and other precious metals, industrial metals and agricultural commodities such as grains and timber. Energy (or related) investments may also include interests in Portfolio Funds engaged in long/short energy-related equities trading; commodity pools trading contracts on energy-related commodities, certain energy sector-focused mutual funds or ETFs; and private partnerships with illiquid, private energy-related investments in their portfolios. Such entities may be involved with, or have their investment performance tied to, a wide variety of sub-sectors, including but not limited to oil and gas exploration, oil service, energy technology, power generation and transmission, pipelines and storage, and alternative or clean energy.

               Because ETFs and similar investment vehicles bear various fees and expenses, the Portfolio's investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. These costs may be duplicative with the fees and expenses already borne, directly or indirectly, by Feeder Fund shareholders.

               IPO SECURITIES. The Portfolio may purchase securities of companies in initial public offerings (i.e., "IPO securities") or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for the Portfolio to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them. IPO investments, as well as certain other investment techniques, may have a magnified performance impact on the Fund while it has a relatively small asset base, but should not be assumed to have a comparable impact if the Fund were to obtain a significantly larger asset base.

               The forward-looking statements contained in this Prospectus, any accompanying prospectus supplement and the Statement of Additional Information are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended. These forward-looking statements reflect the Adviser's view with respect to future events. Actual results could differ materially from those in the forward-looking statements as a result of factors beyond the Funds' control. Investors are cautioned not to place undue reliance on such statements.

               Each of the Funds is recently formed and has no operating history upon which investors can evaluate its performance. However, the Adviser, as well as the portfolio manager of the Fund, William Landes, and other personnel of the Adviser, have substantial experience in managing investment portfolios. In addition, the Adviser and its personnel, including Dr. Landes, manage investment funds and accounts that have investment programs that are substantially similar to the investment program of the Funds. These funds and accounts are not registered under the 1940 Act, nor are they subject to related requirements of the Internal Revenue Code. See "Performance Information" and "Management of the Fund."

               Each of the Feeder Funds invests substantially all of its assets in the Master Fund through a "master/feeder" structure. The Master Fund is similar in certain respects to an unregistered private investment fund in that:
(i) Shares are sold in comparatively large minimum denominations to high net worth individuals and institutional investors; (ii) it is subject to both asset-based and performance-based fees; and (iii) Shares are not freely transferable and should be considered illiquid. Unlike a private investment fund, however, the Master Fund (and each Feeder Fund) has registered under the 1940 Act and, with respect to the Feeder Funds, has registered its shares under the 1933 Act to be able to offer shares publicly and without any limitation on the number of investors that can participate in the Master Fund's investment program. (See "The Offering --- Purchase Terms; Minimum Investment.")

               Additional Sub-Advisers may be retained from time to time. The retention of any other Sub-Adviser would be subject to the approval of the Board and shareholders of the Master Fund, including each Feeder Fund. However, the Funds expect to file an exemptive application with the Securities and Exchange Commission that seeks the issuance of an order permitting the Adviser, subject to the approval of the Board, to appoint a Sub-Adviser or change the terms of a sub-advisory agreement for a Fund without first obtaining shareholder approval. The order would permit the Funds to add or change unaffiliated sub-advisers or change the fees paid to sub-advisers from time to time without the expense and delays associated with obtaining shareholder approval of the change, although the Funds would nonetheless promptly notify shareholders of any such changes. (See "Performance Information.")

               For example, assume the Prior High NAV of the Master Fund as of April 1, 2011 is $200 million and the Adjusted NAV of the Master Fund as of March 31, 2012 is $215 million (prior to any repurchase of Shares as of such date). The "net profits" for this Fiscal Period would be the excess of the net asset value of the Master Fund as of March 31, 2012 over the Prior High NAV, or $15 million. The Hurdle for this Fiscal Period would be 7.0% of $200 million, or $14 million. The net profits in excess of the Hurdle (i.e., $1 million) would be subject to an incentive fee of 5.0%, or $50,000. In addition, the Fee Catch-Up, which would be paid from the remaining net profits in excess of the Hurdle, would be equal to 5% of the Hurdle, or $700,000. Therefore, the total Incentive Fee payable to the Adviser would be $750,000.

               In the event that an Incentive Fee is payable with respect to a Fiscal Period as of a date other than the Master Fund's fiscal year-end (for example, on account of intra-year share repurchases or the termination of the Advisory Agreement), the Incentive Fee (and corresponding Hurdle and Fee Catch-Up, if any) will be determined as if the end of such Fiscal Period were the end of the Master Fund's fiscal year, and only that portion of the Incentive Fee that is proportional to the Master Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Master Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Master Fund may conduct repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Master Fund's net asset value, the Incentive Fee (as adjusted for the Hurdle and Fee Catch-Up) is calculated and accrued monthly as an expense of the Master Fund (as if each month is the end of the Master Fund's fiscal year).

               For example, again assume the Prior High NAV of the Master Fund as of April 1, 2011 is $200 million. Suppose that on December 31, 2011 the net asset value of the Master Fund is $210 million, and that 25% of the shareholders of the Feeder Funds (and thus of the Master Fund) wished to tender their Shares. A total of $52.5 million of Shares would be repurchased by the Feeder Funds. Only 25% of the Prior High NAV will be used to determine the Hurdle, since only 25% of the Adjusted NAV of the Master Fund is being tendered for repurchase. In addition, the Hurdle rate, being an annualized amount, would only be 9/12ths of the 7.0% Hurdle rate for a full Fiscal Period (i.e., 5.25%). Therefore, the Hurdle would be 5.25% of 25% of $200 million, or $2.65 million. However, only $2.5 million of the $52.5 million portion of the Adjusted NAV being tendered for repurchase is attributable to net profits. Since the amount being tendered has not exceeded the Hurdle, no Incentive Fee is payable with respect to such amount. The remaining Adjusted NAV of the Master Fund is now $157.5 million, with an Adjusted Prior High NAV of $150 million. As of March 31, 2012, the Adjusted NAV would be $161.25 million (i.e, 75% of the prior example's Adjusted NAV of $215 million on such date). The Hurdle for the Fiscal Period would be 7.0% of $150 million (i.e., the reduced Prior High NAV), or $10.5 million. The net profits in excess of the Hurdle (i.e., $750,000) would be subject to an incentive fee of 5.0%, or $37,500. In addition, the Fee Catch-Up, which would be paid from the remaining net profits in excess of the Hurdle, would be equal to 5% of the Hurdle, or $525,000. Therefore, the total Incentive Fee payable to the Adviser would be $572,500.

               Pursuant to the terms of the Distributor's distribution agreement with the Fund, the Distributor may retain unaffiliated brokers or dealers to:
(i) act as selling agents ("Selling Agents") to assist in the distribution of shares; and (ii) to provide ongoing investor services and account maintenance services to their customers that are investors in the Fund. Selling Agents will be compensated for their services in determining whether an investment in the Fund is a suitable investment for their customers (in accordance with the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA")) and whether investors are Qualified Investors (as described herein), for providing customary shareholder services, including responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases. Selling Agents will be required to implement procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors. (See "Investor Qualifications and Suitability.")

               The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares issued. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the Trustees shall have the power, prior to making dividend distributions of Shares to the shareholders, to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of shares to be distributed to each respective shareholder as a dividend.

[Section deleted]

Each Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. Each Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. No Fund currently expects to suspend or limit the reinvestment plan, but may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

                                   APPENDIX B


                  GOTTEX OTHER VEHICLE PERFORMANCE INFORMATION

          The investment adviser of Gottex Multi-Asset Endowment Fund -- Class I, Gottex Multi-Asset Endowment Fund -- Class II and Gottex Multi-Asset Endowment Master Fund (collectively, the "Funds" and each, the "Fund"), Gottex Fund Management Ltd., a Delaware corporation, (the "Adviser"), and its personnel, including Dr. William Landes, the Fund's portfolio manager, employ an investment program for the Fund that is substantially the same as the investment program that Dr. Landes and such personnel of the Adviser and its affiliates employ in managing two privately-offered investment vehicles (the "Other Vehicles") that are exempt from registration as investment companies under the Investment Company Act of 1940. The Other Vehicles have substantially identical investment programs. One Other Vehicle was established for U.S. taxable investors and the other was established for non-U.S. investors. The personnel of the Adviser who are responsible for managing the investment portfolio of the Fund, including Dr. Landes, manage the Other Vehicles. The investment manager of the Other Vehicles is Gottex Fund Management Sarl, which is the parent of the Adviser.

          Because of the similarity of their respective investment programs, as a general matter, the Adviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser for the Other Vehicles. There are a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Other Vehicles at a particular time. Because these considerations may differ for the Fund and the Other Vehicles in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and the Other Vehicles will differ. (See "Potential Conflicts of Interest.")

          THE FOLLOWING TABLES SET FORTH MONTHLY PERFORMANCE INFORMATION OF THE OTHER VEHICLES AND VARIOUS INDICES FOR THE PERIODS INDICATED. THE INVESTMENT PERFORMANCE RETURNS SHOWN BELOW WITH RESPECT TO THE OTHER VEHICLES REPRESENT A WEIGHTED AVERAGE COMPOSITE OF THE INVESTMENT PERFORMANCE OF BOTH OTHER VEHICLES, BASED ON THEIR RESPECTIVE NET ASSETS FOR THE APPLICABLE PERIODS, AND REFLECT A SIMILAR WEIGHTED AVERAGE COMPOSITE OF THE ACTUAL FEES AND EXPENSES INCURRED BY THE OTHER VEHICLES, THROUGH THEIR DIRECT INVESTMENTS AND WITH RESPECT TO UNDERLYING PORTFOLIO FUNDS IN WHICH THEY INVEST. THE TABLE SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THE FUNDS' FEES AND
EXPENSES MAY BE HIGHER THAN THOSE OF THE OTHER VEHICLE. ACCORDINGLY, HAD THE OTHER VEHICLE'S PERFORMANCE RECORDS REFLECTED THE FUNDS' FEES AND ESTIMATED EXPENSES, THE OTHER VEHICLE'S INVESTMENT PERFORMANCE RESULTS SHOWN IN THE TABLE WOULD HAVE BEEN LOWER. FURTHERMORE, THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUNDS AND THE OTHER VEHICLE. UNLIKE THE FUNDS, THE OTHER VEHICLE IS NOT SUBJECT TO CERTAIN INVESTMENT LIMITATIONS IMPOSED BY
APPLICABLE SECURITIES AND TAX LAWS WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE OTHER VEHICLE'S PERFORMANCE. THE FUTURE PERFORMANCE OF THE FUNDS, THE OTHER VEHICLE AND THE VARIOUS INDICES MAY DIFFER.

The performance information does not represent the investment performance of the Fund and should not be viewed as indicative of the future investment performance of the Fund.

                                      62.1


MONTHLY RETURNS AS OF _____, 2010(1)

      Jan      Feb    Mar     Apr     May     Jun    Jul     Aug     Sep     Oct    Nov     Dec     Year
      ---      ---    ---     ---     ---     ---    ---     ---     ---     ---    ---     ---     ----

2010
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998



                                            PERFORMANCE RELATIVE TO MAJOR INDICES AS OF [____, 2010]
AVERAGE ANNUAL TOTAL RETURNS
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------

                                                                                                                    SINCE
                                            1 YEAR        3 YEARS        5 YEARS       7 YEARS      10 YEARS      INCEPTION
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
OTHER VEHICLE(1)                           [____]%        [____]%        [____]%       [____]%       [____]%       [____]%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
S&P 500(2)                                  [___]%         [___]%        [___]%        [___]%        [___]%         [___]%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
[------]                                    [---]%         [---]%        [---]%        [---]%        [---]%         [---]%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
[------]                                    [---]%         [---]%        [---]%        [---]%        [---]%         [---]%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------



                               RISK RETURN CHARACTERISTICS RELATIVE TO MAJOR INDICES AS OF [____, 2010]
RISK STATISTICS
--------------------------------------- ------------------------------------ ---------------------------- ----------------------

                                        AVERAGE ANNUAL TOTAL RETURNS SINCE      STANDARD DEVIATION(3)        SHARPE RATIO(4)
                                                     INCEPTION
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
OTHER VEHICLE(1)                                      [____]%                          [____]%                   [____]
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
[S&P 500]                                             [____]%                          [____]%                   [____]
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
[----]                                                [----]%                          [----]%                   [----]
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
[----]                                                [----]%                          [----]%                   [----]
--------------------------------------- ------------------------------------ ---------------------------- ----------------------


1 This table is based on a weighted average composite of the investment performance of two Other Vehicles established at the same time and with the same investment program, based on their respective net assets for the applicable periods, and reflect a similar weighted average composite of the actual fees and expenses incurred by the Other Vehicles, through their direct investments and with respect to underlying portfolio funds in which they invest. The information contained in the table was prepared by the Adviser based on the following facts and assumptions:

          The Other Vehicles began investment operations on August 1, 2009. However, due to a lack of capital, the Other Vehicles were not invested pursuant to their investment program until September 1, 2009.

          For each month, the investment performance of each Other Vehicle was calculated by subtracting the Other Vehicle's net asset value as of the applicable month ("A") from the Other Vehicle's net asset

                                      62.2
value as of the preceding month ("B") (or, with respect to the initial month, since its inception), and, except with respect to the initial month, then dividing the difference by the net asset value as of the preceding month. The quotient is then multiplied by 100% to determine the investment performance in percentage terms. That is, (A-B)/B * 100%. In calculating the performance shown, the net asset value of each other vehicle is determined in accordance with U.S. generally accepted accounting principles, using valuation policies and procedures substantially similar to those described herein with respect to the Fund.

          To  calculate  the  weighted  average   composite  of  the  investment
performance, the investment performance with respect to each Other Vehicle is multiplied by a fraction equal to such Other Vehicle's net asset value divided by the aggregate net asset value of both Other Vehicles. The results are then added to obtain the weighted average composite.

          The Other Vehicles' composite performance reflects the deduction of a 1% management fee charged to investors. Performance results for the Other Vehicles are composite results reflecting the returns of the Other Vehicles as a whole (rather than the returns of a particular investor), and reflect the Other Vehicle's advisory fees, incentive allocation (which, is generally equal to 5% of the Other Vehicles' net profits that are in excess of a 10% hurdle, plus a "catch up" provision with respect to the portion of net profits equal to the amount of the hurdle for the applicable period) and expenses and include the reinvestment of dividends and income. (At no time was one Other Vehicle subject to an incentive allocation when the second Other Vehicle was not.) PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

(2) [The Standard & Poor's 500 Stock Index with Dividends Reinvested] is a market capitalization-weighted index made up of the 500 U.S. companies with the largest market capitalizations.]

(3) A statistical measure of dispersion around a set of observations about their mean or other measure of central tendency.

(4) A mathematical measure utilized to assess the risk-adjusted return of a portfolio. The formula is stated as the (Portfolio Return minus the Risk Free rate) divided by the standard deviation of portfolio return.



OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Vehicle. Past performance is not indicative of future results or performance of any account or investment vehicle managed (directly or indirectly) by the Adviser, including the Fund. There is no guarantee that the Fund will achieve its investment objective.

                                      62.3

          (2) With respect to 75% of its total assets, the Fund will not invest more than 5% of its total assets (taken at current value) in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S.
Government, its agencies or instrumentalities and except securities of other investment companies.

With respect to the investment restriction set forth in (3) above, any borrowing by a Fund (other than for temporary purposes) is considered a senior security that is subject to the asset coverage requirement of Section 18(a) under the 1940 Act. This would include the issuance of indebtedness as well as outright borrowings or repurchase agreements. Pursuant to Section 18(a) of the 1940 Act the Fund is required to have 300% asset coverage at the time of borrowing with respect to all borrowings other than temporary borrowings. Furthermore, while the Fund does not currently intend to issue preferred shares, any such issuance in the future would be subject to a similar [200%] asset coverage requirement.

In the event that the Master Fund is fully leveraged (to the extent permitted by the 1940 Act), the Feeder Funds are nonetheless able to borrow money. However, as discussed in the Prospectus, the Feeder Funds are only authorized to borrow money for temporary purposes (i.e., to meet repurchase requests and for liquidity purposes), and as such these borrowings would not be considered "senior securities" for purposes of the 300% asset coverage requirement.

          The Trustees serve on each Board for terms of indefinite duration. Except as required by the 1940 Act, Trustees need not be elected by shareholders. Each Trustee shall serve during the continued lifetime of the Trust until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Any Trustee may resign at any time by written instrument signed by him/her and delivered to any officer of the Trust or to a meeting of the Trustees. The Board, by action of a majority of the then remaining Trustees at a duly constituted meeting may fill vacancies in the Board or remove Trustees with or without cause; except that a vacancy shall be filled only by a person elected by shareholders if required by the 1940 Act. Any Trustee of a Fund may be removed at any meeting of shareholders of such Fund by a vote of two-thirds of the outstanding shares of the applicable Trust. A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares. [In connection with (ii) above, although the Fund is a Delaware statutory trust and not a common-law trust, upon the application to the Trustees in writing by any group of ten or more shareholders of record of the Fund, who have been such for at least six months preceding the date of such application, and who hold in the aggregate
Shares having a net asset value of the lesser of $25,000 or 1% of the outstanding Shares, stating a wish to communicate with other shareholders with a view to obtaining signatures to a request for a shareholder meeting and accompanied by a form of communication and request which they wish to transmit, the Fund will inform such shareholders as to the approximate number of shareholders of record, and the approximate cost of mailing to them the proposed communication and form of request.]


------------------------------------------------------------------------------------------------

                                                          Aggregate Dollar Range of Equity
                                                       Securities in all Funds Overseen by
                            Dollar Range of Equity       Trustee in Family of Investment
  Name of Trustee           Securities in the Funds               Companies
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

*   Interested Person of the Fund.